[CXP Letterhead]

May 12, 2006

Via EDGAR and OVERNIGHT MAIL

Mr. H. Roger Schwall, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 7010

Washington, D.C. 20549-7010

Re:	Continental Resources, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed April 14, 2006

File No. 333-132257

Dear Mr. Schwall:

Continental Resources, Inc. (the “Company”) is filing today, via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the above-referenced registration statement on Form S-1 (the “Registration Statement”).

Set forth below are the Company’s responses to the comments and requests for additional information contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 1, 2006. For your convenience, the exact text of the comments provided by the Staff have been included in bold face type preceding each response in the order presented in the comment letter. Unless the context otherwise requires, all references to page numbers in the responses to the Staff’s comments correspond to the pages in Amendment No. 2 that the Company is filing today via EDGAR.

General

1.	Unless the subject of a confidential treatment or Rule 83 request, all materials submitted supplementally to the Staff should be filed as correspondence on EDGAR. In this regard, we note that none of the annexes to the letter have been filed. Please file all such materials.

Response: We acknowledge the Staff’s comment and have filed Annexes A through E to our response letter filed with Amendment No. 1 to the Registration Statement herewith. Please refer to Annexes A through E filed herewith.

2.	We acknowledge your response and remind you of prior comments 1 and 3.

Response: We acknowledge the Staff’s comment and acknowledge that we had previously informed the Staff that we would provide the balance of the omitted information with this Amendment No. 2. However, since our anticipated timing of printing and distributing the preliminary prospectus has been delayed, we have not provided such information in this Amendment No. 2. We expect to include the balance of the omitted information, including the

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

May 12, 2006

number of shares to be sold and anticipated price range, in our next amendment. To the extent we have otherwise substantially satisfied the Staff with respect to the comments and responses set forth herein, we would anticipate printing and distributing the preliminary prospectus included in our next amendment to the Registration Statement at the time of filing. We understand that the Staff may have additional comments upon review of that amendment.

Our Business, page 1

3.	We have reviewed your revised disclosure in response to prior comment number 11. Please expand your disclosure to include the pro-forma SMOG information each time you disclose the PV-10 information to enhance investor understanding of these measures. Additionally, please disclose (i) the reasons why management believes that presentation of PV-10 provides useful information to investors regarding your financial condition and results of operations and (ii) the additional purposes, if any, for which management uses this measure. Refer to Item 10(e) of Regulation S-K.

Response: We acknowledge the Staff’s comment and have expanded our disclosure accordingly. Please see pages 2, 11, 51 and 54

Risk Factors, page 12

4.	We refer you to disclosure in the Recent Events section of the prospectus and on page 31. From a differential of $5.24 per Bbl in 2005 to $16 per Bbl in March 2006, there has been a significant increase in the difference between the NYMEX oil price and the oil price you have realized before hedging. Further supplement your risk factor discussion to address the risks associated with the factors contributing to such growing differentials and the material impact this may have on your financial condition.

Response: We have revised our disclosure as requested. Please see page 13.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Liquidity and Capital Resources, page 40

5.	We note your response to prior comments 26 and 27 and reissue the comments. First, clarify whether the foreseeable future is inclusive of the next 12 months and expand your discussion of the long-term needs and sources of liquidity.

Response: We have revised our disclosure as requested. Please see pages 43 and 44.

Report of Independent Registered Public Accounting Firm, page F-2

6.	Please include a signed audit report as required by Rule 2-02(a)(2) of Regulation S-X.

Response: We have revised our disclosure as requested. Please see page F-2.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

May 12, 2006

Note 9. Stock Compensation, page F-19

7.	We have considered your response to prior comment number 44 wherein you indicate that the formula you describe, as contained within the 2000 Stock Option Plan and 2005 Long-Term Incentive Plan, represents the fair market value of the underlying shares of common stock granted. Please tell us how this formula represents fair market value as contemplated by paragraphs 10 of ABP 25 and 16 of SFAS 123, as applicable.

Response: The Company’s common stock is currently composed of two classes, voting and non-voting common stock. All of the voting common stock is owned by the founder, Harold G. Hamm, and his family trusts. Shares of common stock issuable upon the exercise of stock options and restricted shares (“Equity Grant Shares”) are currently shares of non-voting common stock. The Company has the right to purchase the Equity Grant Shares at a formula price determined by adjusting the book value of equity by the excess of PV-10 over the book value of oil and gas properties. Holders of Equity Grant Shares have a similar right to require the Company to purchase such shares at the same formula price. A further element is a restriction on the transfer of the Equity Grant Shares to anyone other than the Company during such time as the holders remain in the employment of the Company and for a period of two years after leaving the employment of the Company. During the term of existence of the Company’s equity compensation plans, two employees with Equity Grant Shares have left the Company. In each case the Company purchased all Equity Grant Shares held by the employees at the formula value defined in the equity compensation plans.

Due to the terms of the Company’s equity grants, the sole value at which Equity Grant Shares may be sold or purchased is the value derived by the calculation stipulated within the equity grants, as discussed above. The requirements to buy and sell Equity Grant Shares lapse, in accordance with the terms of the equity grant agreements, at such time when the Company becomes a reporting company under Section 12 of the Securities Exchange Act of 1934, as amended (the “1934 Act”). Because the Company has a requirement to repurchase Equity Grant Shares while it is a non-reporting company, a liability for such grants in accordance with this formula price has been reflected in the Company’s financial statements. Compensation expense is being recognized over the vesting period of the grants and adjusted quarterly for changes in the calculated formula at the calculated formula value. Upon becoming a reporting company, the Company’s obligation to purchase Equity Grant Shares terminates, and employees will be able to sell their shares on the open market at prevailing prices. As such, the Company will no longer be required to maintain a liability for the repurchase of the Equity Grant Shares. We have included a pro forma adjustment in the table under the heading “Capitalization” in Amendment No. 2 to reflect the impact of reclassifying our existing liability to equity at the point in time we become a reporting entity pursuant to the 1934 Act. The balance in the Company’s liability account for Equity Grant Share repurchase obligations is $15.5 million at March 31, 2006 and $12.2 million at December 31, 2005. Additionally, the Company will record a charge to earnings for the increment between the IPO price and the price calculated based on the equity compensation plan provisions. This charge is shown as a pro forma adjustment in the table under the heading “Capitalization” in Amendment No. 2. Please note that the amount of this charge has been omitted from the Registration Statement to date, as it is subject to pricing of the Company’s offering. The amount of this charge will be included in the next amendment with the share numbers and other pricing information. The Company currently anticipates that the offering price

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

May 12, 2006

range will be $16 to $18 per share. As the price range is ultimately dependent on the timing of our offering and market conditions at the time we price the offering, the anticipated price range may vary from that stated herein. Assuming the mid-point of the stated price range ($17 per share) and March 31, 2006 share data, the Company would record a charge of approximately $10.9 million.

We have considered your comment for clarification regarding how our accounting contemplates the requirements of APB 25, paragraph 10 and SFAS 123, Paragraph 16 and have considered the following in formulating our accounting methodology.

We note that APB 25 stipulates that compensation expense should be measured by the quoted market price of the stock. The standard further notes, under paragraph 10a, that if a quoted market price is unavailable, the best estimate of the market value of the stock should be used to measure compensation. As a result of the non-voting equity grants restricting the employees ability to sell Equity Grant Shares outside the Company and the Company’s right to repurchase Equity Grant Shares, we believe that the formula value dictated by the equity grants represents the best estimate of market value and is the appropriate valuation for recognition of compensation expense as it is the only value at which the Equity Grant Shares can be settled while we are a non-reporting entity.

SFAS 123, paragraph 16 requires that equity instruments issued to employees and the cost of the services received as consideration shall be measured and recognized based on the fair value of the equity instruments issued. Paragraphs 17 through 25 of SFAS 123 provide guidance on how to measure the fair value of stock-based compensation. We believe that paragraph 25 is applicable in consideration of our Equity Grant Shares. Paragraph 25 requires that in situations where employees can compel an entity to settle the award in cash that a liability be recognized at the current stock price. The effects of changes in stock prices are to be reflected quarterly. Although no public market has existed for the Company’s stock, the Company has had a determinable stock price which is the only price at which Equity Grant Shares could be bought and sold under the plan provisions. As this represents an obligation of the Company, we believe that recognition of a liability at the price as determined in the accordance with the plan provisions is required under the accounting literature.

Our disclosures have in certain cases referred to the stock price at which we have recognized compensation expense as fair market value or fair market value determined according to the plans. We note that in our accounting policy footnote for equity compensation, we indicate that compensation expense is recognized based on the purchase price as determined by a formula specified in each award agreement. In consideration of the Staff’s comment, we believe that our disclosures may have been unclear and have determined that it would provide more meaningful disclosure if we refer to the value at which we recognize compensation expense on our equity grants in a more consistent manner. Accordingly, we will conform such disclosure to the accounting policy note and describe the value as the purchase price as determined by a formula specified in each award agreement. We will either describe this formula or reference to where the formula is described within the Registration Statement to avoid repetition. As further clarification, we will revise our accounting policy footnote to the following:

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

May 12, 2006

Equity compensation

The Company accounts for employee stock option grants and restricted stock grants under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” using the intrinsic method, as permitted by SFAS 123. The terms of the restricted stock grants and stock option grants stipulate that, while the Company is a private company, it is required to purchase the vested restricted stock and stock acquired from stock option exercises at each employee’s request based upon the purchase price as determined by a formula specified in each award agreement. Additionally, the Company has the right to purchase vested restricted stock and stock acquired from stock option exercises at the same price upon termination of employment for any reason and for a period of two years subsequent to leaving the employment of the Company. The Company measures compensation cost for the awards based upon the formula purchase price which is determined by calculating a per share value for shareholders’ equity adjusted for the excess of each period’s ending PV-10 oil and gas reserve valuation over the book value of oil and gas properties. The amounts subject to the purchase are reflected on the accompanying consolidated balance sheets as liabilities of $2.4 million and $12.2 million as of December 31, 2004 and 2005, respectively and $5.1 million and $15.5 million at March 31, 2005 and 2006, respectively. The Company’s associated compensation expense, as included in general and administrative expense, was $197,000, $2.0 million and $13.7 million during 2003, 2004 and 2005, respectively and $3.4 million and $3.3 million for the three months ended March 31 2005 and 2006, respectively.

The right to sell and requirement to purchase will lapse if the Company becomes a reporting company under Section 12 of the Exchange Act. If the Company becomes a reporting entity under Section 12 of the Exchange Act, we will be required to record a charge to earnings to adjust the plan determined share price to the price received in this offering and account for the grants under the fair value provisions of SFAS 123R thereafter.

As noted in our disclosure, this charge will be reflected in the Company’s financial statements for the first quarter following the completion of its initial public offering. Please see page F-16.

You also requested in comment #44 to your April 6, 2006 letter that we provide an update for all equity-related transactions through the effective date of the registration statement. On May 2, 2006, the Company’s Compensation Committee awarded a non-executive key employee 300 restricted shares under the 2005 Long-Term Incentive Plan to vest over three years. The grant was made to attract and retain the employment of the individual. The terms of the grant were identical to the other grants made to employees listed on the schedule previously furnished in response to comment #44. Additionally, please note that the April 3, 2006 restricted stock grants to non-executive officers listed on the previously furnished schedule should have been listed as 2,300 shares rather than 2,000 shares. Our April 14, 2006 response reported 91,372 restricted shares outstanding. With the May 2, 2006 grant and the correction to the April 3, 2006 grant, the number of restricted shares outstanding as of the date of this letter is 91,672.

Please see pages F-16 and F-17.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

May 12, 2006

Note 13. Oil and Gas Property Information, page F-23

8.	Please revise your disclosure of your results of operations from oil and gas producing activities to reflect your planned conversion from an S-corporation to a C-corporation.

Response: We have revised our disclosure as requested to include a pro forma computation of income taxes based on the results of our oil and gas operations and consistent with the conversation held with the Staff on May 5, 2006. Our modified disclosure will include the following table directly underneath the “results of operations from oil and natural gas producing activities” as contained in Footnote 13:

	2003	2004	2005
Pro forma presentation for income tax (unaudited)
Results from oil and gas producing activities before pro forma income tax	$23,214	$63.782	$232,462
Pro forma income tax	(8,821)	(24,237)	(88,336)

Results from oil and gas producing activities after pro forma income tax	$14,393	$39,545	$144,126

Please see page F-27.

Note 15. Subsequent Event *Unaudited), page F-28

9.	We note your disclosure on page 5 that prior to the consummation of this offering you will affect an 11 for 1 stock split of your shares in the form of a stock dividend. Please explain why this stock split has not been retroactively reflected in your financial statements. Refer to SAB Topic 4C which can be located on our website: http://www.sec.gov/interps/account/sabcodct4.htm//4c.

Response: We have considered the Staff’s comment and based on such consideration, as well as our discussion with the Staff on May 5, 2006, we note the following:

SAB Topic 4-C provides guidance on the presentation of stock splits occurring after the balance sheet date. This guidance indicates that when a stock split occurs subsequent to the date of a reporting period but prior to the date of issuance of the financial statements or the effective date of the registration statement, whichever is later, the historical earnings per share amounts should be restated. Further guidance stipulates that a key factor in determining whether or not to restate historical earnings per share amounts is whether or not the stock split is reflected in the basis of the market price of the affected securities on the date the financial statements are released or the effective date of the registration statement.

Our contemplated stock split has not occurred and, as currently contemplated, the timing of our stock split will be subsequent to the effective date of our registration statement. The stock split will occur concurrent with the closing of the offering. Accordingly, we believe that the relevant accounting and Commission guidance direct us to not restate historical share and earnings per share data in the historical financial statements presented in the registration statement. We will supplement our disclosures to present pro forma share and earnings per share data, reflective of our stock split, on the face of the income statements as well as within the summary historical and pro forma consolidated financial data and selected historical and pro forma consolidated financial

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

May 12, 2006

information sections of our registration statement. We have also reflected the impact of the stock split within tables in the sections entitled “Prospectus Summary”, “Selected Historical and Pro Forma Consolidated Financial Information” and “Capitalization” in Amendment No. 2. Subsequent to the closing of the offering, the Company will adjust the historical share and earnings per share data post split in the consolidated financial statements included in each of the Company’s future Form 10-Qs and Form 10-Ks and include required disclosure in the footnotes to such financial statements to reflect the effects of the stock split beginning with the Company’s initial Form 10-Q filing.

Business and Properties, page 47

Woodford Shale Project, page 57

10.	Here you state, “At that time [April 10, 2006], nine horizontal wells had been completed in the Woodford Shale near our acreage with initial production rates of up to 5,000 Mcf of natural gas per day …” Please amend your document to balance this statement with the range of production rates for each of these wells and their approximate distance(s) from your acreage.

Response: We have revised our disclosure as requested. Please see page 62.

We acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Mark E. Monroe

Mark E. Monroe

President and Chief Operating Officer

Appendix A

Areas of Operations

Headquarters
Regional office
Counties with acreage holdings are highlighted

Bakken Field
395,397 net acres
Red River Units
128,047 net acres
Montana
North Dakota
Medicine Pole Hills
Cedar Hills
50 Miles
South Dakota
CRI Acreage
Buffalo

Statistics as of December 31, 2005

116.7 MMBoe proved reserves
(69% developed; 85% crude oil)

22.2 MBoe per day 4th quarter 2005 production

646,493 net undeveloped acres

1,233 scheduled drilling locations

Rockies

Red River units
67.7 MMBoe proved reserves
9.8 MBoe per day 4th quarter 2005 production

Bakken field
24.0 MMBoe proved reserves
6.0 MBoe per day 4th quarter 2005 production

Other
9.1 MMBoe proved reserves
1.7 MBoe per day 4th quarter 2005 production

Mid-Continent

15.5 MMBoe proved reserves
3.7 MBoe per day 4th quarter 2005 production

Gulf Coast

0.4 MMBoe proved reserves
1.0 MBoe per day 4th quarter 2005 production

Appendix B

NORTH DAKOTA
BAKKEN PLAY
BONUS / ACRE ANALYSIS
Divide
Burke
Bottineau
Renville
Williams
Ward
Mountrail
McKenzie
McLean
Dunn
Mercer
Oliver
Golden Valley
Billings
Stark
Morton

Appendix C

BLM North Dakota State Sale Results

BLM / STATE BONUS ANALYSIS

Year	Month	Total Acres Leases	Total Bonus Paid	Avg Bonus Acre
2005	January	23,967	$11,195,411	$467
2005	February	13,822	$2,010,994	$145
2005	March	19,443	$4,504,189	$232
2005	May	26,822	$4,124,326	$154
2005	July	12,629	$2,669,407	$211
2005	August	9,353	$599,964	$64
2005	October	25,941	$3,147,271	$121
2005	November	16,859	$5,241,493	$311
	Totals:	148,836	$33,493,055	$225

CRI BONUS / ACRE ANALYSIS

CRI LEASE BONUS / ACRE ANALYSIS

Year	Month	Total Acres Leases	Total Bonus Paid	Avg Bonus /Acre
2003	June	1,584	$52,991	$33
2003	August	673	$16,877	$25
2003	September	167	$6,077	$36
2003	October	11,316	$331,492	$29
2003	November	26,310	$811,149	$31
2003	December	11,146	$364,086	$33
2004	January	5,999	$290,921	$48
2004	February	11,936	$395,557	$33
2004	March	33,903	$1,213,229	$36
2004	April	62,947	$2,664,134	$42
2004	May	41,197	$1,928,283	$47
2004	June	10,206	$476,183	$47
2004	July	5,920	$265,059	$45
2004	August	5,940	$381,103	$64
2004	September	5,587	$293,307	$52
2004	October	11,633	$943,699	$81
2004	November	16,123	$1,024,036	$64
2004	December	13,561	$917,946	$68
	Total:	276,147	$12,376,128	$45

Appendix D

Stock options
Date of Grant	Name / Description	Position	Number of options	Exercise Price	12/31/2005 FMV per share	as of 12/31/2005 Vesting Period Compensation Expense	Period to expense	Charged to expense in 2005	Charged to expense in 2004	Charged to expense in 2003
5/1/2005	Tom Luttrell	Executive Officer	165,000	$5.71			3 year vesting
5/1/2005	Richard Straeter	Executive Officer	110,000	$5.71			3 year vesting
	Grants in prior years		1,837,000	$1.31			3 to 5 year vesting
	Grants exercised in 2005		(440,000)	$0.95			3 to 5 year vesting

	Outstanding as of April 12, 2006		1,672,000		$8.67	14,490,522		$11,299,000	$2,010,000	$197,000

Restricted Stock
Date of Grant	Name / Description	Position	Number shares	Exercise Price	12/31/2005 FMV per share	as of 12/31/2005 Vesting Period Compensation Expense	Period to expense
10/3/2005	Mark Monroe	Executive Officer	193,875	$—	$13.00	$2,520,375	3 year vesting
10/5/2005	Harold Hamm	Executive Officer	220,000	$—	$13.00	$2,860,000	3 year vesting
10/5/2005	Jeff Hume	Executive Officer	33,000	$—	$13.00	$429,000	3 year vesting
10/5/2005	Jack Stark	Executive Officer	33,000	$—	$13.00	$429,000	3 year vesting
10/5/2005	Other employees	Non-executive officer	429,979	$—	$13.00	$5,589,727	3 year vesting
11/1/2005	Other employees	Non-executive officer	36,663	$—	$13.00	$476,619	3 year vesting
11/30/2005	John Hart	Executive Officer	44,000	$—	$13.00	$572,000	3 year vesting
	Outstanding as of December 31, 2005		990,517			$12,876,721		$2,416,000	$—	$—

1/2/2006	George Littell	Director	3,300	$—		$—	3 year vesting
1/2/2006	H.R. Sanders, Jr.	Director	3,300	$—		$—	3 year vesting
1/18/2006	Robert Grant	Director	3,300	$—		$—	3 year vesting
2/28/2006	Lon McCain	Director	3,300	$—		$—	3 year vesting
4/3/2006	Other employees	Non-executive officer	22,000	$—		$—	3 year vesting
	Non-executive officer departures		(20,625)	$—		$—
	Outstanding as of April 12, 2006		1,005,092			$12,876,721
								$13,715,000	$2,010,000	$197,000

Appendix E

[date]

Sam Sampleson

123 Sample Lane

Sampletown, OH 45429-1234

Dear Sam Sampleson:

Continental Resources, Inc., plans to offer stock to the public for the first time on May 9, 2006, through an initial public offering (IPO). Fidelity Investments® is pleased to be able to provide the following information regarding the offering.

You Have the Opportunity to Request to Purchase This New Stock at the IPO Price.

Through the Directed Shares Program (DSP) of Continental Resources, Inc., administered by Fidelity Brokerage Services on behalf of Continental Resources, you have the opportunity to request to purchase shares in Continental Resources at the IPO price.

You can purchase from 25 to XXX shares.

It is important to emphasize that this is an opportunity, not an obligation. Your personal investment choices are just that—personal—and differ from individual to individual. If you do decide to participate, this package provides you with the materials you’ll need.

This Investment Involves Risks.

The first step for someone who is considering this investment is to determine if it makes sense for him or her. Like all stocks, Continental Resources’ stock will go up and down in price. In making your decision, it is important to note that if you invest, you could lose some, or even all, of your money.

Be Sure You Understand the Process and Deadlines.

Because this program is associated with a securities offering, you’ll need to follow certain requirements. These requirements aren’t difficult, but anyone who wants to participate in the program needs to follow them carefully. The instructions in this package explain the steps you’ll need to take and the timing of each one. Please read them carefully. If you have questions, please call the Continental Resources DSP telephone line at 1-800-358-2670.

Sincerely,

Fidelity Brokerage Services

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This notice shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such an offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state. No offer to buy the securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date. An indication of interest response to this notice will involve no obligations or commitment of any kind.

430233	Continental Resources, Inc., and Fidelity Investments are not affiliated. Brokerage services are provided by Fidelity Brokerage Services, Member NYSE, SIPC.	1.830399.100 CONT-DSP-LTR-0406

How to Participate in the Directed Share Program

The Program

The Directed Share Program (DSP), administered for Continental Resources, Inc. by Fidelity Brokerage Services, gives eligible participants the opportunity to request to buy shares of stock at the Initial Public Offering (IPO) price. The exact price won’t be known until the evening before the stock begins to trade publicly, but it is currently expected to be somewhere between $XX.XX and $XX.XX.

Is This Investment Right for You?

Stock investing isn’t for everyone. Many factors could push the price of this stock up or down. These factors could be related to the company, to one or more industries, or to the stock market in general. The choice to invest is yours, although you may want to consult with an investment adviser, financial planner, or anyone else who is typically included in your financial decisions.

If You Want to Participate

Before you decide whether to participate, there are three things you need to do:

•	Read the enclosed materials, including the preliminary prospectus, which tells you about Continental Resources, the stock offering, and its risks.

•	Decide how many shares you would like to have allocated to you. In deciding, you may want to consider several factors, including your investment goals, how you plan to pay for your shares, and how much financial exposure you may want to this stock.

•	Tell us how many shares you might be interested in buying, and activate your Fidelity Account.® Do this by completing and returning Form A, the Questionnaire and Indication of Interest Form, and Form B, the Fidelity Account® application. The submission of an indication of interest does not obligate you to purchase any shares.

You can request as few as 25 shares; refer to the cover letter for the maximum number of shares you can request. The number of shares requested must be a multiple of five. For example, if you want to request more than 100 shares but less than 130, your possible choices would be 105, 110, 115, 120, or 125 shares.

When requesting shares, you should indicate the number of shares you are comfortable purchasing. Depending on supply and demand, you might be allocated fewer shares than you requested, or even none. You will not be obligated to pay for the number of shares that you request in your initial indication of interest. You will only be obligated to purchase shares when you have confirmed your interest in the shares. To the extent that you are allocated fewer shares than the number in which you have confirmed your interest, you will only be required to pay for the number of shares you are actually allocated.

Keep this package handy until the offering is over and you have paid for your shares. You can use the timeline on the following pages as a reminder of what you need to do and when.

DSP telephone line: 1-800-358-2670

Timeline

Step-by-Step Instructions

PHASE 1

SIGN UP FOR THE PROGRAM

BY MAY 5

A Complete the Questionnaire and Indication of Interest.

Complete Form A, the printed form included in this package.

Prior to completing the form, you should read the preliminary prospectus and be sure you understand and accept the terms before you agree to them. Please note that the only way to indicate your interest is by completing and returning Form A.

B Fill out and sign Form B, the Fidelity Account® application. To participate in the program, you need an individual, nonretirement Fidelity Account.® Based on data provided by Continental Resources, Fidelity has created an account like this for you. You must complete, sign, and return the account application to activate your account. Please note: If you are already the individual owner of a nonretirement Fidelity brokerage account, this account can and will be used to facilitate your participation in the DSP; no new account will be opened in your name.

C Send in your forms. All participants need to mail Form A and Form B to Fidelity. Fidelity Brokerage Services must receive your information by Friday, May 5, 2006, or you won’t be able to participate in the program. Be sure to allow time for the mail.

If you need to send your materials overnight, mail to Fidelity Investments, Continental Resources Program, 100 Crosby Parkway, Mail Zone KC1K, Covington, KY 41015.

D Check your status. Sometime before May 5, call the Continental Resources DSP telephone line at 1-800-358-2670 to make sure that everything is in order with your Fidelity Account and your Indication of Interest. You’ll need your Fidelity Account number and other information, including your Social Security number to establish a personal identification number (PIN). You can set up your PIN the first time you call the program phone number.

PHASE 2

CONFIRM YOUR INTEREST

EVENING BEFORE TRADING DAY

E Confirm your interest via the DSP telephone line at 1-800-358-2670, after the Securities and Exchange Commission declares the offering effective. You must confirm your interest the night before Continental Resources stock begins to trade publicly.

The period for confirming is only a few hours long.

If you don’t confirm with Fidelity during this period, you will lose your opportunity to purchase shares through this program. We expect that the period for confirming will be from 6 p.m. to midnight Eastern time on Monday, May 8, but it could change. To be sure you have the right day and time for confirming, check the DSP telephone line for timeline-related updates. When confirming, you may withdraw or reduce your previous indication of interest.

Follow the instructions on the DSP telephone line for timeline-related updates to confirm how many shares you are interested in purchasing. Your shares will be allocated soon after the confirmation period (typically within two hours). Once shares are allocated to you, you must pay for all of them.

DSP telephone line: 1-800-358-2670

PHASE 3

PAY FOR YOUR SHARES

WITHIN 3 DAYS OF TRADING DAY

F Check your Fidelity Account to find out how many shares you received and how much you owe. When you check, you’ll learn the number of shares you have been allocated and the final IPO price. The shares will appear in your brokerage account. At this point you can view and begin to manage your stock online at Fidelity.com or via a Fidelity Representative at 1-800-544-5555. This information will be available at about 9 a.m. Eastern time the day public trading starts.

G Send Fidelity a check or wire for the full amount. Fidelity must receive full payment from you within three business days of the first public trading day. If you fail to pay or your payment is late, the shares in your account may be removed or sold. If this happens, you will forfeit any gains or be charged for any losses attributable to your shares. Be sure to allow time for the mail. You must make full and separate payment for your shares, and you can’t pay for your shares with the proceeds you get from selling those shares.

To pay by check: Make out your check to “National Financial Services LLC.” Write your account number, which can be found on Form B, on the memo line. Fill out a deposit slip (from the confirmation statement acknowledging receipt of your Indication of Interest) and send the check and the slip to:

By Regular Mail

Fidelity Investments

PO Box 770001, Cincinnati, OH 45277-0030

By Overnight Express

Fidelity Investments — Continental Resources Program

100 Crosby Parkway, Mail Zone KC1K

Covington, KY 41015

Your Local Fidelity Investor Center

You may also pay for your shares by delivering your check in person to your local Fidelity Investor Center. Please be sure to allow time for processing. To find an Investor Center near you, call 1-800-544-9797 or visit www.fidelity.com/goto/branch.

To pay by wire: Instruct your bank (which may charge for this service) to wire your payment to:

JP Morgan Chase, NA

One Chase Manhattan Plaza

New York, NY 10004

ABA number: 021000021

For credit to: National Financial Services

Account number: 066196-221

For benefit of: [Your name]

Account number: [Your new Fidelity account number]

Check List

PHASE 1

☐	Read prospectus and decide whether you want to invest.

☐	Complete the Questionnaire and Indication of Interest, Form A.

☐	Complete Form B.

☐	Sign and send in Form A and Form B to Fidelity in time to arrive by Friday, May 5.

☐	Call the DSP telephone line to verify that everything is in order.

PHASE 2

☐	Confirm your Indication of Interest via the DSP telephone line the evening before the public trading day (following SEC effectiveness and pricing).

PHASE 3

☐	Check to see how many shares you actually were allocated and how much you owe.

☐	Pay for your shares by check, electronic funds transfer, or wire within three business days of the first public trading day.

DSP telephone line: 1-800-358-2670

Frequently Asked Questions

How can I provide my Indication of Interest?

Regulations require that you provide your Indication of Interest by completing and returning the enclosed Form A to Fidelity. Your Indication of Interest must be received by Fidelity no later than May 5, 2006.

Is there a difference between the number of shares I request and the number I’m allocated?

There could be. You can choose how many shares to request. However, your actual allocation could end up being all, some, or none of the shares you request. Allocations are based on a number of factors, including how many shares are made available to the program and how many shares other program participants request. If you’re determined to be ineligible for the program (based on your answers to the questionnaire), you won’t be allocated any shares.

Do I need to purchase all shares allocated to me?

From the time you submit your Indication of Interest through the time you confirm, you can modify the number of shares you want to purchase or withdraw from the offering, with no obligation or penalty. Once the shares are in your account, you are committed: you will be held responsible for buying, at the IPO price, all shares allocated to your account.

Why might the timing of the IPO change?

Many factors can influence the actual date of an IPO. One factor is the Securities and Exchange Commission, which must declare a stock’s registration statement effective before any shares of that stock can be publicly sold. Once this has occurred, the stock’s IPO price must be set. Unexpected developments in the stock market can also affect the timing of an IPO.

What’s the best way for me to pay for my shares?

You can pay for your shares by check (including personal check) or wire, whichever is most convenient for you. However, if your full payment doesn’t arrive by the payment deadline, you will lose your allocated shares. You will also lose any gains you might otherwise have made. Note also that you cannot pay for your shares by selling them first and then using that money to pay for those shares. You should not send payment to Fidelity for any shares that you wish to purchase until after the Securities and Exchange Commission declares the offering effective.

How do I use my Fidelity Account®?

To facilitate this Directed Share Program on behalf of Continental Resources, Inc., Fidelity has prepared a Fidelity Account (a brokerage account) in your name, using information provided by Continental Resources, Inc. You must activate the account by submitting a completed application and agreement. Any shares you are allocated will be placed in your new Fidelity Account automatically. Once you have paid for your shares, you may continue to hold them in your Fidelity Account, sell them or transfer them to another brokerage account, or close your Fidelity Account if you like. However, since your Fidelity Account is a fully functional brokerage account, you may want to keep it, as it offers features such as discounted commissions for buying and selling other stocks. After the shares are in your account, you can manage your shares via Fidelity.com or by calling 1-800-544-5555. Please note that the 800 number you call after the shares are in your account differs from the DSP program telephone number.

DSP telephone line: 1-800-358-2670

Can I use an existing account with Fidelity to participate in the DSP?

If you are already the individual owner of a nonretirement Fidelity brokerage account, that account can and will be used to facilitate your participation in the DSP; a new account will not be opened in your name.

However, if you currently have a joint account or any other type of account with Fidelity, an individual nonretirement brokerage account will be opened in your name for this program. Beginning on the trading date, you will be able to view your new account together with any other accounts you have with Fidelity when you log in at Fidelity.com.

When can I sell my shares?

You are free to sell some or all of your shares at any time online at Fidelity.com or by calling Fidelity at 1-800-544-5555. Please note that the 800 number you call after the shares are in your account differs from the DSP program telephone number. Remember, you must make full and separate payment for all shares within three business days after the first public trading day. If you sell your shares, you’ll have to pay a brokerage commission. You can find the commission schedule below and online at Fidelity.com.

What commissions and fees will apply if I choose to sell my shares?

You will be subject to commissions and fees according to the following schedule:

	BRONZE	SILVER	GOLD
Eligibility	Available to all customers	Households[1] meeting any of the following criteria:	Households[1] meeting either of the following criteria:

		• $50,000+ in assets	• $1,000,000+ in assets

		• $25,000+ in assets and 36+ trades in a rolling 12-month period	• $25,000 in assets and 120+ trades in a rolling 12-month period

• No asset minimum and 72+ trades in a rolling 12-month period

STOCKS

Online	$19.95 for up to the first 1,000 shares plus $0.015 for each additional share	$10.95 for up to the first 1,000 shares plus $0.015 for each additional share	$8 for all online stock trades except stocks trading under $1, Directed Trading orders, and Extended Hour Session orders, which are subject to the $8 base commission up to 1,000 shares, and $0.005 per share thereafter

Fidelity Automated Service Telephone (FAST®)	$45 for up to the first 500 shares plus $0.045 for each additional share	$25 for up to the first 1,000 shares plus $0.025 for each additional share	$20 for up to the first 1,000 shares plus $0.02 for each additional share

Representative Assisted	$55 for up to the first 100 shares plus $0.14 for each additional share	$45 for up to the first 500 shares plus $0.045 for each additional share	$35 for the first 1,000 shares plus $0.035 for each additional share over 1,000 shares

Maximum Charge	5% of principal, subject to the minimum commission	5% of principal, subject to the minimum commission	5% of principal, subject to the minimum commission

*	For complete commission schedule, please refer to the Brokerage Commission Schedule contained within the Customer Agreement. Commissions and fees are subject to change.

[1]	Commission and fee waiver eligibility will be determined automatically by aggregating assets and trading activity of eligible retail and certain non-retail accounts included in the periodic statement that you receive from Fidelity. The accounts included in your statement will be considered your household. You may authorize Fidelity to consolidate accounts held by you or your immediate family members (and/or accounts reported to you or immediate family members on Fidelity account statements) into an aggregated relationship household, which may entitle you or your immediate family members who reside at the same address to a more favorable commission level. For further information on households and commissions, please go to Fidelity.com/goto/commissions or call a Fidelity Representative at 1-800-544-6666.

Continental Resources, Inc., and Fidelity Investments are not affiliated.

Brokerage services provided by Fidelity Brokerage Services, Member NYSE, SIPC.

430246	1.830400.100
CONT-DSP-BRO-0406

Form A: Questionnaire and Indication of Interest

The DSP telephone line—1-800-358-2670

Are You or Is Any Beneficial Owner a “Restricted Person” in this Account?

The Federal securities laws do not permit Fidelity to sell IPO shares to any account in which a Restricted Person has an interest. The following questions will help you and Fidelity determine whether you or anyone else who has an interest in your account is a Restricted Person. When answering these questions, answer not only for yourself but also for any other Beneficial Owner of the account. A Beneficial Owner is any person who has any economic interest in the account, such as the right to share in gains or losses, but not including the receipt of a management or performance based fee for operating a Collective Investment Account,1 or other fees for acting in a fiduciary capacity.

I. Question

Are you or is any Beneficial Owner, or any Immediate Family Member2 of yours or of any Beneficial Owner:

•	an officer, director, general partner, associated person, or employee of a Broker/Dealer[3] or

•	a person who has a similar status or function at a Broker/Dealer or

•	an agent who is engaged in the investment banking or securities business for a Broker/Dealer?

☐  NO                                                                                                ☐  YES

Please proceed to II. Question re: Finders and Fiduciaries.

II. Question

Are you or is any Beneficial Owner, or any Immediate Family Member of yours or of any Beneficial Owner, a finder or any person acting in a fiduciary capacity to the Broker/Dealer managing this IPO?

☐  NO                                                                                                ☐  YES

Note: A fiduciary is someone like an attorney, accountant, or financial consultant.

Please proceed to III. Portfolio Managers.

III. Question

Do you or does any Beneficial Owner, or any Immediate Family Member of yours or of any Beneficial Owner, have the authority to buy or sell securities for a bank, savings and loan institution, insurance company, investment company, investment advisor, or collective investment account?

☐  NO                                                                                                ☐  YES

Please proceed to IV. Persons Owning a Broker/Dealer.

IV. Question

Do you or does any Beneficial Owner, or any Immediate Family Member2 of yours or of any Beneficial Owner, have any ownership or control interest in a Broker/Dealer or in a company or other entity that has any ownership or control interest in a Broker/Dealer?

☐  NO                                                                                                ☐  YES

Complete Your Indication of Interest.

Please accept my Indication of Interest for ☐ ☐ ☐ ☐ ☐ ☐ shares of Continental Resources, Inc. Number must be at least 25 and must be multiple of five. Please refer to the cover letter for the maximum number of shares that you can request. If you request a number of shares in excess of your maximum, your request will be reduced to your allowable maximum.

[1]	A “collective investment account” means any hedge fund, investment partnership, investment corporation, or any other collective investment vehicle that is engaged primarily in the purchase and/or sale of securities. A “collective investment account” does not include a “family investment vehicle” or an “investment club.” A “family investment vehicle” means a legal entity that is beneficially owned solely by immediate family members. An “investment club” means a group of friends, neighbors, business associates, or others that pool their money to invest in stock or other securities and are collectively responsible for making investment decisions.

[2]	Immediate Family Member means a parent, mother-in-law, father-in-law, spouse, brother, sister, brother-in-law, sister-in-law, son-in-law, daughter-in-law, child, or any other person to whom you provide, or from whom you receive, material support. “Material support” means directly or indirectly providing more than 25% of a person’s income in the prior calendar year.
[3]	Broker/Dealer does not include a Limited Business Broker/Dealer which only does business in investment company/variable contracts securities and direct participation program securities.

What I Agree to by Signing

About my Indication of Interest and my eligibility to participate:

•	I am interested in buying 25 or more shares of Continental Resources, Inc., common stock at the offering price. I have indicated how many shares I’m requesting.

•	I understand there’s no guarantee I will be allocated all, or any, of the shares I’m requesting.

•	I understand that, by itself, submitting an Indication of Interest does not obligate me to buy any shares.

•	I’m requesting these shares for me personally, and not on behalf of anyone else.

•	I understand that the answers I have provided to the preceding questions will be used to determine whether I am eligible to participate in this program.

•	I understand that this form is the only method for submitting my indication of interest.

•	I understand that if I request a number of shares in excess of my allowable maximum, my request will be reduced to my allowable maximum.

About confirming my interest:

•	I understand that I will need to confirm my interest on time or I won’t be able to buy shares through this program.

•	To confirm my interest in any shares I want to buy, I need to contact Fidelity Brokerage Services at the phone number in the instructions that came with this form, between 6 p.m. and midnight Eastern time on the pricing day (unless I’m notified otherwise).

•	I can choose to confirm my interest in all, some, or none of the shares I requested in my Indication of Interest.

•	Even after I’ve confirmed, I can still withdraw my interest without any cost or penalty until the shares are actually placed in my account.

•	I understand that once shares are placed in my account, I am obligated to pay for them in full.

About paying for my shares:

•	I understand that I have to pay for my shares in full by the settlement date. The settlement date is three business days after the first trading day (the day the shares begin to trade publicly).

•	I understand that if I sell my shares before my payment clears, the proceeds won’t be released to me until the payment clears (typically seven business days from when it’s received).

•	I understand that I can’t pay for my shares by selling the shares and using the proceeds to pay for the shares.

•	I understand that if I have not paid for my shares properly and in full by the settlement date, I will lose my shares, and will lose any gains or be responsible for any losses that are attributable to my shares.

About this investment and its risks:

•	I have received a copy of the preliminary prospectus that describes the offering. I understand that if I am allocated shares, a copy of the final prospectus will be sent to me along with a confirmation of sale.

•	I understand that these shares carry risk and that I could lose money by investing in them. I’ve determined that the shares I’m requesting are in line with my investment goals and risk tolerance and are an appropriate investment for me.

YES, I have read the preceding terms, and the terms of the customer agreement that came with this form. I accept and agree to these terms, without waiving my rights to pursue legal remedies. I also state that the answers I have provided to the questions in this form are true, to the best of my knowledge.

Name

Fidelity Account Number

Signature	Date

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This notice shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offer to buy the securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date. An indication of interest response to this notice will involve no obligations or commitment of any kind.

Brokerage services are provided by Fidelity Brokerage Services, Member NYSE and SIPC.

430247	1.830402.100 CONT-DSP-IOI-0406

Form B: Fidelity Account® Application

IMPORTANT INFORMATION ABOUT PROCEDURES FOR OPENING A NEW ACCOUNT

To help the government fight the funding of terrorism and money-laundering activities, federal law requires Fidelity to verify your identity by obtaining your name, date of birth, address, and a government-issued identification number before opening your account. In certain circumstances, Fidelity may obtain and verify this information with respect to any person(s) authorized to effect transactions in an account. For certain entities, such as trusts, estates, corporations, partnerships, or other organizations, identifying documentation is also required. Your account may be restricted and/or closed if Fidelity cannot verify this information. Fidelity will not be responsible for any losses or damages (including but not limited to lost opportunities) resulting from any failure to provide this information, or from any restriction placed upon, or closing of, your account.

Section 1 (Required Information)

Account Owner

______________________________________________________________
Name (First, MI, Last)

– – ___________________________
Social Security Number

– – ___________________________
Date of Birth

Country of citizenship

USA Other (list)__________________

Country of tax residence

USA Other (list)__________________

______________________________________________________________
U.S. drivers license number, if available

______________________________________________________________
State of issuance

Section 2

Permanent Address (no PO Boxes)

______________________________________________________________
Street Address

______________________________________________________________
City State Zip

Mailing Address (if different)

______________________________________________________________
Street Address

______________________________________________________________
City State Zip

Home Phone Number

Work Phone Number

______________________________________________________________
E-Mail Address

Section 3

Employee Information

______________________________________________________________
Occupation

______________________________________________________________
Employer Name

______________________________________________________________
Employer Address

Are you affiliated with or employed by a stock exchange or exchange/ NASD member firm or a municipal securities broker-dealer?

Yes, with ________________________________________________
(include a letter of account approval from your Compliance officer)

Are you a control person or affiliate of a public company as defined in SEC Rule 144? This would include but is not necessarily limited to 10% shareholders, policy-making executives and members of the Board of Directors.

Yes __________________________________________________
(indicate trading symbol and company)

(Continued on other side)

006740001

Section 4

Your Investment Objective

You should choose your investments based on your objectives, time frame, and tolerance for market fluctuation. From short-term liquid investments that seek to preserve capital (accepting the lowest returns in exchange for stability) to longer-term investments that seek maximum growth (but can tolerate very wide fluctuations in market values), you can choose an approach that’s best for you. Simply check the box below that most closely matches your investment objective.

Check one profile (Determine your profile using the information below.)

RETURN DATA*

1 Year Best	15.2%	31.1%	76.6%	109.6%	136.1%	162.9%
1 Year Worst	-0.0%	-17.7%	-40.6%	-52.9%	-60.8%	-67.6%
5 Years Best	11.1%	16.8%	22.1%	27.2%	31.9%	36.1%
5 Years Worst	0.1%	-0.4%	-6.2%	-10.4%	-13.8%	-17.4%
20 Years Best	7.7%	10.9%	13.9%	15.6%	16.9%	17.9%
20 Years Worst	0.4%	2.9%	3.4%	3.1%	2.7%	1.9%
Average (1926–2002)	3.8%	6.2%	8.1%	9.1%	9.8%	10.2%

Short-Term	You seek to preserve your capital and can accept the lowest returns in exchange for price stability.
Conservative	You seek to minimize fluctuations in market values by taking an income-oriented approach with some potential for capital appreciation (minimum required for writing covered call options).
Balanced	You seek the potential for capital appreciation and some growth, and can withstand moderate fluctuations in market value.
Growth	You have a preference for growth and can withstand significant fluctuations in market value.
Aggressive Growth	You seek aggressive growth and can tolerate wide fluctuations in market values, especially over the short term.
Most Aggressive	You seek very aggressive growth and can tolerate very wide fluctuations in market values, especially over the short term (required for options strategies other than writing covered call options).

Section 5

Check one box in each column.

ANNUAL INCOME		ESTIMATED NET WORTH		ESTIMATED LIQUID			FEDERAL TAX
(from all sources)		(excluding residence)		NET WORTH			BRACKET

☐1	Under $20,000	☐1	Under $30,000	☐1	Under $15,000	☐1	<15%
☐2	$20,000–$50,000	☐1	$30,000–$50,000	☐1	$15,000–$50,000	☐2	25%
☐3	$50,001–$100,000	☐2	$50,001–$100,000	☐2	$50,001–$100,000	☐3	>27%
☐4	Over $100,000	☐3	$100,001–$500,000	☐3	$100,001–$500,000
		☐4	Over $500,000	☐4	Over $500,000

Your core account will default to Taxable Cash Account (018). Money Market Funds are also available. Refer to the Customer Agreement for additional information.	Mutual Fund Distributions
All distributions from mutual funds held in your account will be reinvested in the fund unless you check here.

*	Average annual return data for Domestic Stocks, Bonds, and Short-Term asset classes range over a period from 1926–2002. Return data for the International Stock asset class range over the period from 1970–2002. Domestic Stocks are represented by the S&P 500,® bonds are represented by the U.S. Intermediate Term Government Bonds, Short-Term assets are based on the 30-day U.S. Treasury bill, and International Stocks are represented by the MS EAFE® Index. This is for illustrative purposes only and is not indicative of any investment. Past performance is no guarantee of future results.

Section 6

Owner must READ the separate Customer Agreement and SIGN this section in ink.

I hereby request Fidelity Brokerage Services LLC, and National Financial Services LLC (collectively “Fidelity”) to open a Fidelity Account in the name listed as account owner on this application.

I acknowledge that I have been furnished with a copy of the Fidelity Account Customer Agreement and that I have read, understand and agree to be bound by its terms and conditions as they are currently in effect and as they may be amended in the future. I am at least 18 years of age and of full legal age in the state in which I reside. I understand that, upon issuer’s request in accordance with applicable rules and regulations, you will supply my name to issuers of any securities held in my account so I might receive any important information regarding them, unless I notify you in writing not to do so.

I understand that the Customer Agreement and its enforcement shall be governed by the laws of the Commonwealth of Massachusetts. It shall cover individually and collectively all accounts which I may open or reopen with Fidelity. It shall inure to the benefit of Fidelity’s successors and assigns, whether by merger, consolidation, or otherwise. Fidelity may transfer my account to your successors and assigns, and this Agreement shall be binding upon my heirs, executors, administrators, successors, and assigns.

If I am a U.S. Citizen or resident alien, as I have indicated above, I certify under penalties of perjury that (1) the Social Security or taxpayer identification number provided above is correct, and (2) I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding, or (c) I have been notified by the IRS that I am no longer subject to backup withholding. (Please cross out item 2 if it does not apply to you.) If I am a non-resident alien, I certify under penalties of perjury that I am not a U.S. citizen or resident alien, and that I am an “exempt foreign person” as defined under IRS regulations.

The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

This account is governed by a predispute arbitration clause, which is found in Section 18 of the Customer Agreement. I acknowledge receipt of the predispute arbitration clause.

SIGNATURE OF ACCOUNT OWNER	Date

Fidelity will complete this section

Accepted by Manager Date Account # assigned:

Fidelity Brokerage Services LLC and National Financial Services LLC are each direct or indirect subsidiaries of FMR Corp. Accounts are carried with our affiliate, National Financial Services LLC.

430248	Fidelity Account is a service of Fidelity Brokerage Services LLC, Member NYSE, SIPC	CONT-DSP-APP-0406 1.830403.100

This document describes the features, policies, fees, and risks associated with your Fidelity Account.®

The first section is the agreement, or contract, for your account. The second section includes a copy of the current fee schedule and other account-related information.

Please review this document and keep it for your records. Do not mail it in with your application.

CUSTOMER AGREEMENT

Things to Know

Before Using Your Account

The information in this box is only a summary. Please read the agreement for more complete information.

Using your brokerage account involves risks, for which you assume full responsibility.

As the account owner, you are fully responsible for monitoring your account, and for all investment decisions and instructions concerning your account.

Placing orders during times when markets are volatile can be risky, particularly when you are using electronic services to access information or to place orders through your Fidelity Account.

Before you start using your account or any account feature, it’s essential that you understand the terms, conditions, and policies that apply.

A joint owner can place any order in a joint account (including removing all of the assets) without the approval of the other owner(s) and without any obligation on Fidelity’s part to question the action.

There are certain situations in which it is essential that you get in touch with us.

You need to tell us immediately if any of the following occur:

•	You notice anything incorrect or suspicious concerning your orders, account activity, or statements.

•	Your financial circumstances or goals change.

•	You become subject to laws or regulations concerning corporate insiders, the reporting of certain investments, or employment in the securities industry.

Disputes between you and Fidelity are settled by arbitration.

As with most brokerage accounts, the parties agree to waive their rights to sue in court, and agree to abide by the findings of an arbitration panel established in accordance with an industry self-regulatory organization.

How to Contact Us

For matters concerning your account, including questions, changes, and notifications of errors, reach us at:

By Phone	In Writing

1-800-544-6666	Fidelity Investments Client Services
PO Box 770001
Cincinnati, OH 45277-0045

Who’s Who in This Agreement

In this document, “Fidelity,” “us,” and “we” includes Fidelity Brokerage Services LLC (“FBS”), Fidelity Distributors Corporation, and National Financial Services LLC (“NFS”), as the context may require. “You” and “account owner” refers to the owner indicated on the account application; for any account with more than one owner or authorized person (such as a joint or trust account), “you” and “account owner” or “account owners” refers to all owners, collectively and individually.

About This Agreement

Fidelity’s Commitments to You

Under this agreement, Fidelity has certain rights and responsibilities. When we accept your account application, we are agreeing to serve as your broker and to maintain an account for you. We agree, subject to our acceptance of an authorized order, to buy, sell, or otherwise dispose of securities for you according to your instructions. We also agree to provide various services and features, as described on the following pages.

Your Commitments to Fidelity

Many of these commitments are spelled out more completely on the following pages, but in general, when you sign the account application, you agree to the following:

•	to accept full responsibility for the content and accuracy of all authorized instructions placed on your account, and for all results and consequences of these instructions; this includes all investment decisions and trading orders, and all instructions placed by you or any other person you authorize

•	to pay all fees, charges, and expenses incurred on your account, according to the fee schedule in effect at the time (a current schedule begins on page 11); for services we perform at your request that are not covered in our current fee schedule, you agree to pay the applicable fee

•	to maintain enough assets in your account to satisfy all obligations as they become due, and to understand that we may take whatever steps we consider necessary to resolve unpaid debts or other obligations

•	to use the account and its features according to this agreement and for your own personal purposes only

•	if you use any of our electronic services, to have your personal financial information transmitted electronically, and to receive your initial notice of our privacy policy electronically

•	to keep secure your account number and password (personal identification number, or PIN) and any devices, such as mobile phones or pagers, you use in connection with your account

•	to let us monitor and/or record any phone conversations with you

•	to let us verify the information you provide and obtain credit reports and other credit-related information about you at any time, such as payment and employment information (whether for margin or any other purpose), and to permit the issuer of any credit or debit card you apply for to do likewise

•	to resolve disputes concerning your relationship with us (other than class actions) through arbitration rather than in a court of law

•	if applying for margin, to authorize Fidelity to lend property of yours that has been pledged as collateral, and to comply with all provisions of this agreement concerning margin, including determining that margin borrowing is appropriate for you, based on your own careful examination of your financial resources, investment objectives, and risk tolerance

•	if applying for any other optional features or services, to understand and accept the terms associated with them

•	to protect Fidelity against losses arising from your usage of market data and other information provided by third parties

•	to understand that, whenever you invest in, or exchange into, any mutual fund (including any fund chosen for your core account), you are responsible for obtaining and reading that fund’s prospectus, including its description of the fund, the fund’s fees and charges, and the operation of the fund

•	to notify us in writing anytime there is a material change in your financial circumstances or investment objectives

•	to be bound by the current and future terms of this agreement, from the time you first use your account or sign your application, whichever happens first

2        CUSTOMER AGREEMENT

Account Features

The Fidelity Account® offers access to a range of integrated financial services, making it a versatile investment and cash management tool.

Certain features and services are standard with your account. Others are optional, and may be added either when you open your account or later. Note that some features and fees vary depending on the nature of your relationship with Fidelity.

Standard Features

Securities Trading

This account is a brokerage account that allows the trading and holding of many securities that are publicly traded in the United States, such as most securities in these categories:

•	Stocks, including common and preferred

•	Bonds, including corporate, municipal, and government

•	Convertible securities

•	Mutual funds, including Fidelity funds, non-Fidelity funds, and closed-end funds such as exchange-traded funds (ETFs)

•	Options, including stock and index options, and in some cases options offered through an employee stock option program (ESOP)

•	Certificates of Deposit (CDs)

•	Unit Investment Trusts (UITs)

In addition, the account can be used to trade certain foreign securities (either directly or as depositary receipts) and precious metals.

Some investments that CANNOT be traded through your Fidelity Account are futures, commodities, and currencies.

When you place a trade, you may have a choice of order types, including market orders, limit orders, stop orders, and stop-limit orders. To find out how these different types of orders work, and for other helpful information, go to Fidelity.com/brokerage.

Core Account

Your Fidelity Account includes a core account that is used for settling transactions and holding balances awaiting investment. Amounts contributed or received will be invested in the core account investment vehicle you indicate on your account application.

Statements

We will send to the address of record a statement of account:

•	every calendar quarter, at a minimum

•	for any month when you have trading or cash management activity

Your account statements will show all activity in your account for the stated period, including securities transactions, cash and margin balances, credits and debits to your core account, and all fees paid directly from your account.

We will also send out a confirmation for every securities transaction in your account. The only exceptions are automatic investments, automatic withdrawals, dividend reinvestments, and transactions that involve only your core account; for these activities, your regular account statement serves in place of a confirmation.

To receive your account statements and confirmations faster, you can arrange to have them delivered electronically instead of through the mail. This option is free and you can switch to or from it anytime upon request.

Account Protection

The securities in your account are protected in accordance with the Securities Investor Protection Corporation (SIPC) for up to $500,000 (including up to $100,000 for uninvested cash). We also provide additional coverage above these limits. Neither coverage protects against a decline in the value of your securities, nor does either coverage extend to certain securities that are considered ineligible for coverage.

For more details on SIPC, or to request an SIPC brochure, visit www.sipc.org or call 1-202-371-8300.

Optional Features

You can set up these services using your account application. To add them to an existing account, contact Fidelity. Some of these features are covered by their own customer agreements, which are incorporate-rated into this agreement by reference (are legally considered part of this agreement) and will be provided to you as applicable. Note that some services are not available for certain types of accounts.

Checkwriting

Checkwriting is available on many types of registration; exceptions include certain retirement plans, 529 college savings plans, and Uniform Gifts/Transfers to Minors Acts (UGMA/UTMA) accounts. Note that cancelled checks are not returned to you, although check imaging may be available.

Debit and Credit Cards; ATM Withdrawals

These cards can be used to make withdrawals at any ATM that accepts that type of card. Below are the types of cards you may apply for in connection with your Fidelity Account:

Daily debit: VISA® Gold Check Card All transactions are debited against your core account the same day you make them. Fidelity currently covers the entire annual card fee.

Deferred debit: Fidelity American Express Gold or Platinum Card Cash withdrawals are debited against your core account daily; other transactions are debited monthly. Fidelity currently covers the annual card fee.

Credit: Investment Rewards Visa Signature® Card You receive a monthly bill from the card issuer, which you can pay in full or over time, subject to terms set by the issuer. Amounts charged generally earn points redeemable for cash into an eligible brokerage account or form merchandise and travel awards. There is currently no annual card fee.

Bill Payment

Fidelity BillPay® service allows you to pay your bills online. It can be set up to make fixed payments automatically, and you can also use it to send variable payments on demand to designated payees.

Transferring Money Electronically

Options for transferring cash in and out of your core account electronically include wires, which use the Federal Reserve wire system, and Fidelity Money Line® , an electronic funds transfer (EFT), which works like an electronic check. You can also arrange for your account to receive periodic transfers from other sources, such as Fidelity Automatic Account Builder.® In addition, you can buy and sell shares of Fidelity mutual funds by telephone and use your bank account (via Money Line) to settle the transaction.

Margin Account

A margin account lets you borrow money from NFS, using as collateral eligible securities that are in your account. A margin account is designed primarily to finance additional purchases of securities, although it can also provide overdraft protection for your cash management activities. See the information on the benefits, costs, and risks of margin beginning on page 8.

Dividend Reinvestment

In addition to reinvestment of mutual fund dividends, reinvestment of dividends from eligible equities and closed-end funds is an option for most Fidelity Accounts, including retirement accounts and those with margin. You can choose to have the service apply to all eligible securities in your account, or only to certain ones. You can request this feature on your account application (for all securities) or subsequently by phone or in writing (for all securities or for individual ones).

CUSTOMER AGREEMENT        3

Accessing Your Account

There are a variety of ways you can place orders, access your account, get market and investment information, or contact Fidelity. Online choices include Fidelity.com, Fidelity Active Trader Pro®, alerts and wireless trading services, and other interactive services for computers or hand-held devices. Some of these services are offered by Fidelity directly; others are offered by outside providers.

Telephone choices include Fidelity Automated Service Telephone (FAST®) as well as Fidelity’s telephone representatives. Both services are generally available 24 hours a day, 7 days a week. You can also speak with a Fidelity Representative in person, during business hours, at any of our Fidelity Investor Centers around the country.

Account Policies

Account Registration

Joint Registration

With joint registration accounts, any obligations or liabilities resulting from one account owner’s actions are joint and several (are the responsibility of each account owner, both individually and jointly). We may enforce this agreement against all account owners or against any owner individually.

Each owner of a joint account may act as if he or she were the sole owner of the account, with no further notice or approval necessary from any joint owner. For example, a joint owner can write checks, buy and sell securities, withdraw or transfer assets, borrow against the account (such as through short sales or margin), arrange for account statements to be sent only to them, or change the account’s features and services (although no account owner may remove another’s name from the account).

In addition, with joint accounts, the principle of “notice to one is notice to all” applies. We are legally considered to have fulfilled an obligation to the account if we fulfill it with respect to just one account owner (for example, sending statements or other required communications to just one account owner).

Note also that we have no obligation to question the purpose or propriety of any instruction of a joint account owner or authorized person that appears to be authentic, or to let other owners know about any changes an owner has made to the account, unless we have received written notice to the contrary, from an authorized person and in good order, at the address on page 2. We do reserve the right to require, at any time, the written consent of all account owners before acting on an instruction from any account owner, but we use this right only at our own discretion and for our own protection.

Laws covering joint or community property vary by state. You are responsible for verifying that the joint registration you choose is valid in your state. You may want to consult your lawyer about this. For joint tenants with rights of survivorship and tenants by the entirety, on the death of an account owner the entire interest in the account generally goes to the surviving account owner(s), on the same terms and conditions. For tenants in common, a deceased account owner’s interest (which equals that of the other account owner(s) unless specified otherwise) goes to that account owner’s legal representative. Tenants in common are responsible for maintaining records of the percentages of ownership.

Trust Accounts

Applying for a trust account is considered to be a statement from the trustees that they are authorized, under the terms of the trust and applicable law, to open and direct a brokerage account on behalf of the trust, that their orders and transactions will be governed by the terms and conditions of all applicable trust agreements, and that Fidelity is authorized to accept instructions from the trustees.

Custodial Registration

For accounts opened under the Uniform Gifts/Transfers to Minors Act, you, the account owner, are the custodian. By opening this type of account, you agree that all assets belong to the minor and that you will only use them for the minor’s benefit — even after the assets have been removed from the account.

Account Usage

First Use of Core Account

If you choose a money market fund for your core account, making your first investment into that fund is your acknowledgment that you have received and read a prospectus for that fund. Note that your core account investments must meet the investment minimums for that fund.

Prohibited Uses and Actions

You are strictly prohibited from using your account in conjunction with any business as a broker, dealer, trader, agent, or advisor in any type of security, commodity, future, or contract, or in any business or organization connected with individuals performing these functions. You are also prohibited from publicizing or sharing with anyone any information you obtain through your account (such as securities quotes). In addition, be aware that we may freeze your account or suspend certain privileges, features, or services at any time without notice.

Limits on Mutual Fund Trades

Because excessive trading in mutual fund shares can be detrimental to a fund and its shareholders, we may block account owners or accounts that engage in excessive trading from making further transactions in fund shares. A block on trading fund shares may be temporary or permanent, and may apply only to certain mutual funds or all mutual funds, including Fidelity funds.

The decision to impose a block may originate with a mutual fund company or may be made by Fidelity at the brokerage account level, if Fidelity believes such a block is warranted. To see what a given fund company’s definition of “excessive trading” is, check the fund’s prospectus.

In addition, we may restrict or limit any transaction in any mutual fund or other investment company that we or an affiliate manages or advises if we believe the transaction could adversely affect the investment company or its shareholders.

How Transactions are Settled

Credits to Your Account

Any new deposits or proceeds from transactions are automatically swept daily into your core account. You may be paid interest on cash balances awaiting investment (excluding any short credit balances), provided that the accrued interest for a given day is at least half a cent. The rate of interest paid varies and will depend on the daily balance in the account. Fidelity may raise or lower the rate at any time without notice. If you choose a different core account in the future, these terms will still apply.

Each check deposited is promptly credited to your core account. However, the money may not be available to use until up to four business days later, and we may decline to honor any debit that is applied against the money before the deposited check has cleared. If a deposited check does not clear, the deposit will be removed from your account, and you are responsible for returning any interest you received on it. Note that we can only accept checks denominated in U.S. dollars and drawn on a U.S. bank account (including a U.S. branch of a foreign bank). We cannot accept third-party checks.

4        CUSTOMER AGREEMENT

Debits to Your Account

Deferred debit card charges are debited monthly. All other debit items (including checks, debit card transactions, bill payments, securities purchases, and electronic transfers of money) are paid daily to the extent that sufficient funds are available. Note that debits to resolve securities transactions (including margin calls) or the payment of account fees will be given priority over other debits, such as checks or debit card transactions.

As an account owner, you are responsible for satisfying all debits on your account, including any debt still owed after all assets have been removed from an account, any margin interest (at prevailing margin rates) that has accrued on that debt, and any costs (such as legal fees) that we incur in collecting the debt.

To help ensure the proper discharge of debits, it is our policy to turn to the following sources, in this order, when settling debits against your account:

•	any money that is added to your account (such as checks, interest, or transaction proceeds) on the same day the debit is applied

•	any money in your core account

•	if you have a margin account, any margin credit available

•	any shares in another Fidelity money market fund, including any in another nonretirement account with the same registration (which you authorize us to sell for this purpose when you sign the application)

•	any securities in any other account at Fidelity in which you have an interest

Money market fund shares used to pay debits are redeemed at the share price in effect at the time (typically $1.00). For disclosures concerning money market funds, see “Money Market Fund Investments” on page 10.

Resolving Unpaid Debts or Other Obligations

If the sources listed above in “Debits to Your Account” (which are defined as your “available balance” for purposes of this agreement) are not enough to satisfy a given debit, we reserve the right to take action as we see fit, including any of the following:

•	advance funds to your account from your credit or deferred debit card

•	decline to honor the debit, which may result in fees (such as a returned check fee) or other consequences for you

•	if you have a margin account and the unsatisfied debit is for a securities purchase, draw on the available balance of another account of yours at Fidelity

If you have a margin account, we may transfer to that account any unresolved debit from other accounts of yours.

Note that at any time, we may reduce your available balance based on obligations that have been incurred but not yet debited.

It is important to understand that we do have additional choices for resolving unsatisfied obligations. Like many other securities brokers, we reserve the right to sell or otherwise use assets in an account to discharge any obligations the account owner(s) may have to us (including unmatured and contingent obligations), and to do so without further notice or demand. For example, if you have bought securities but not paid for them, we may sell them ourselves and use the proceeds to settle the purchase.

We may also use property to satisfy a margin deficiency or other obligation, whether or not we have made advances in connection with this property. This provision extends to any property held by you or carried for any account of yours, including any credit balances, assets, and contracts, as well as shares of any mutual funds or other investment companies for which Fidelity or an affiliate provides management or administrative services. Although Fidelity may use other methods when it determines they may be more appropriate, Fidelity reserves the right to use the provisions described in this section at any time, except in cases involving retirement accounts when these provisions would conflict with the Employee Retirement Income Security Act of 1974 (ERISA) or the Internal Revenue Code of 1986, both as amended.

Transaction Settlement Deadlines

Generally, you need to pay for all transactions or deliver all securities by 2 p.m. Eastern time on the settlement date. We reserve the right to cancel or liquidate, at your risk, any transaction not settled in a timely way. Unless we require otherwise, margin calls are due on or before the date indicated, regardless of the settlement date of the transactions, also by 2 p.m. Eastern time.

Policies on Optional Features

Credit/Debit Cards and Fidelity BillPay® Service

These features are available to non-retirement accounts that have individual or joint registrations. Some cards may be available for trust or retirement registrations. On joint accounts, a co-owner may apply for an additional card in his or her own name. As an account owner, you are responsible for all usage of these features.

Each of these features is covered by its own customer agreement, which collectively are incorporated herein by reference (are legally considered part of this agreement). The appropriate agreement will be provided to you when you apply for a feature. For each feature you choose, it is your responsibility to understand the terms of its agreement before you begin using the feature. In the case of credit or debit cards, it is also your responsibility to advise any other card holders on your account that these agreements will apply to them, that they may be responsible for paying any charges you or other card holders fail to pay, and that their credit records may be affected by any activity on the account, whether attributable to them or not.

Total debit card and BillPay transactions generally are limited to your available balance. Credit card transaction limits are set by the issuer.

Note that on any account, we typically reduce your available balance at the time you make a debit card transaction, rather than waiting for the transaction to be posted to your account.

Bank Wires and Fidelity Money Line® Transactions

Bank wire transactions are normally executed the business day after you request them. A wire normally may be for between $10,000 and $999,999.

Fidelity Money Line® transactions are normally executed within three to seven business days of your request. A Money Line transfer may be for between $10 and $99,999. The two accounts involved in a Money Line transaction must have at least one owner’s name in common (and that name must match exactly). To send and receive Money Line transactions, your bank must be a member of the Automated Clearing House (ACH) system.

For Fidelity Money Line, you hereby grant us limited power of attorney for purposes of redeeming any shares in your accounts (with the right to make any necessary substitutions), and direct us to accept any orders to make payments to an authorized bank account and to fulfill these orders through the redemption of shares in your account. You agree that the above appointments and authorizations will continue until we receive written notice of any change at the address on page 2, although we may cease to act as agents to the above appointments on 30 days’ written notice to your account’s address of record.

Dividend Reinvestment

With this feature, all dividends paid by securities that you designate for reinvestment are automatically reinvested in additional shares of the same security. (“Dividends” here means cash dividends and capital gain distributions, but not cash-in-lieu payments, late ex-dividend payments, and special dividend payments.) In designating any security for reinvestment, you authorize us to purchase shares of that security for your account.

To be eligible for this feature, a security must satisfy all of the following:

•	be a closed-end fund, domestic common stock, or ADR

•	be margin-eligible (as defined by NFS)

•	be listed on the New York Stock Exchange or the American Stock Exchange, or traded on NASDAQ

CUSTOMER AGREEMENT        5

•	be held in street name by NFS (or at a securities depository on its behalf)

•	not be held as a short position

Dividends are reinvested on shares that satisfy all of the following:

•	the security is eligible

•	you own the shares on the dividend record date

•	you own the shares on the dividend payable date (even if you sell them that day)

•	your position in the security has been settled on or before the record date

•	the shares are designated for reinvestment as of 9:00 p.m Eastern time on the record date

If an issuer delays a dividend, the reinvestment will occur on the day the dividend is actually paid.

Automatic reinvestments often involve purchase of partial shares, calculated to three decimal places. Partial shares pay prorated dividends and can be sold if you sell your entire share position, and will be liquidated automatically in transfers and certain other situations, but otherwise typically cannot be sold.

Although for dividend reinvestments your regular account statement takes the place of a trade confirmation, you can obtain immediate information the day after the reinvestment date by contacting Fidelity.

If you transfer or reregister your account within Fidelity (for example, by changing from individual to joint registration), you need to redesignate any securities whose dividends you want reinvested.

Wherever possible, we will buy reinvestment shares through a program offered by the Depository Trust Company (DTC) that offers a share price discount of up to 5%. To find out which securities are currently available through the DTC, contact Fidelity. Note that the availability through this program of any given security may change without notice. Also note that DTC program transactions take longer to process: although the transactions are effective as of the dividend payable date, they are generally not posted to your account until 10 to 15 days later. If you sell your dividend-generating shares before the posting date, the dividend will not be reinvested.

Note that dividend reinvestment does not ensure a profit on your investments and does not protect against a loss in declining markets.

Precious Metals

Precious metals are not covered by SIPC account protection, but are insured by the depository at market value if stored through us. When trading precious metals, note that because they can experience sudden and rapid price changes, they are risky as investments, and we cannot guarantee you an advantageous price when you trade them. If you take delivery of precious metals, delivery charges and sales and use taxes will apply.

Closing Your Account

We can close your account, or terminate any optional feature, at any time, for any reason, and without prior notice. You can close your account, or terminate any optional feature, by notifying us in writing or calling us on a recorded line. We may automatically close accounts with zero balances.

Regardless of how or when your account is closed, you will remain responsible for all charges, debit items, or other transactions you initiated or authorized, whether arising before or after termination. Note that a final disbursement of assets may be delayed until any remaining issues have been resolved.

Monitoring Your Account and Notifying Us of Errors

As an account owner, you are responsible for monitoring your account. This includes making sure that you are receiving transaction confirmations, account statements, and any other expected communications. It also includes reviewing these documents to see that information about your account is accurate and contains nothing suspicious.

Note that so long as we send communications to you at the physical or electronic address of record given on the application, or to any other address given to us by an authorized person, the communications are legally presumed to have been delivered, whether you actually received them or not. In addition, confirmations and statements are legally presumed to be accurate unless you specifically tell us otherwise.

If you have not received a communication you expected, or if you have a question or believe you have found an error in any communication from us, telephone us immediately, then follow up with written confirmation (see box on page 2 for contact information).

You agree to notify us immediately if:

•	you placed an order electronically but did not receive a reference number for it (an electronic order is not considered received until we have issued an acknowledgment)

•	you received confirmation of an order you did not place, or any similar conflicting report

•	there is any other type of discrepancy or suspicious or unexplained occurrence relating to your account

•	your personal identification number (PIN) or access device is lost or stolen, or you believe someone has been using it without authorization

If any of these conditions occurs and you fail to notify us immediately, neither we nor any other Fidelity affiliate will be liable for any consequences. If you do immediately notify us, our liability is limited as described in this agreement.

With any feature or service that is governed by a separate agreement (such as a credit card agreement), note that different policies concerning error resolution and liability may apply, as described in the separate agreement.

If, through any error, you have received property that is not rightfully yours, you agree to notify us and return the property immediately.

Complying with Applicable Laws and Regulations

In keeping with federal and state laws, and with securities industry regulations, you agree to notify us in writing if any of the following occur (with all terms in quotes defined as being within the meaning of the Securities Act of 1933):

•	if you are, or later become, an “affiliate” or employee of a stock exchange, a member firm of an exchange or the NASD, a municipal securities dealer, or Fidelity or any Fidelity “affiliate”

•	if you are, or later become, an “affiliate” or “control person” with respect to any security held in your account

•	if any transactions in your account regarding securities whose resale, transfer, delivery, or negotiation must be reported under state or federal laws

You also agree to:

•	ensure that your account transactions comply with all applicable laws and regulations, understanding that any transaction subject to special conditions may be delayed until those conditions are met

•	comply with all policies and procedures concerning “restricted” and “control” securities that we may require

•	comply with any insider trading policies that may apply to you as an employee or “affiliate” of the issuer of a security

6        CUSTOMER AGREEMENT

Trading in Volatile Markets — Understand the Risks

Volatile markets can present higher trading risks, especially when you are using electronic services to access information or place orders. Ways to manage some of these risks include:

•	Consider placing limit orders instead of market orders In certain market conditions, or with certain types of securities offerings (such as IPOs and technology stocks), price changes may be significant and rapid, during regular or after-hours trading. In these cases, placing a market order could result in a transaction that exceeds your available funds, meaning that Fidelity would have the right to sell other assets in your account. This is especially a risk in accounts that you cannot easily add money to, such as retirement accounts.

•	Be aware that quotes, order executions, and execution reports could be delayed During periods of heavy trading or volatility, quotes that are provided as “real time” may be stale — even if they appear not to be — and you may not receive every quote update. Security prices can change dramatically during such delays.

•	When cancelling an order, be sure your original order is actually cancelled before entering a replacement order Don’t rely on a receipt for your cancellation order: that order may have arrived too late for us to act on.

•	Use other ways to access Fidelity during peak volume times Phone or computer capacity limitations could mean delays in getting information or placing orders. If you are having problems with one method, try another.

The chances of encountering these risks are higher for individuals using day-trading strategies. In part for this reason, Fidelity does not promote day-trading strategies.

For more information on trading risks and how to manage them, visit Fidelity.com or contact Fidelity.

We will assume that any securities or transactions in your account are not subject to the laws and regulations regarding “restricted” and “control” securities unless you specifically tell us otherwise.

Limits to Our Responsibility

Although we strive to ensure the quality and reliability of our services, including electronic services (such as online, wireless, and automated telephone services), neither we nor any third party whose services we arrange for are responsible for the availability, accuracy, timeliness, completeness, or security of any service related to your account.

You therefore agree that we are not responsible for any losses you incur (meaning claims, damages, actions, demands, investment losses, or other losses, as well as any costs, charges, attorneys’ fees, or other fees and expenses) as a result of any of the following:

•	the acceptance and processing of any order placed on your account, whether received electronically or through other means, as long as the order reasonably appears to be authentic

•	investment decisions or instructions placed on your account, or other such actions attributable to you or any authorized person

•	occurrences related to governments or markets, such as restrictions, suspensions of trading, or high market volatility or trading volumes

•	uncontrollable circumstances in the world at large, such as wars, earthquakes, power outages, or unusual weather conditions

•	occurrences related to computers and communications, such as a network or systems failure, a message interception, or an instance of unauthorized access or breach of security

•	with respect to electronically provided market data or other information provided by third parties, any flaw in the timing, transmission, receipt, or substance (such as any inaccuracy, error, delay, omission, or sequence error, any nonperformance, or any interruption of information), regardless of who or what has caused it to occur

•	the storage and use of information about you and your account(s) by our systems and transmission of this information between you and us; these activities occur entirely at your risk

•	the usage of information received by you or us through any electronic services

•	telephone requests for redemptions, so long as we transmit the proceeds to you or the bank account number identified

•	difficulties receiving information or accessing your account that are due to the equipment you use, including difficulties resulting from technical incompatibilities, malfunctions, inherent limitations, or interruptions in service

•	any checks or other debits to your account that are not honored because the account has insufficient funds

If any service failure is determined to be our responsibility, we will be liable only for whatever benefit you would have realized up to the time by which you should have notified us, as specified earlier in “Monitoring Your Account and Notifying Us of Errors.”

Indemnification

You agree to indemnify us from, and hold us harmless for, any losses (as defined in Limits to our Responsibility) resulting from your actions or failures to act, whether intentional or not, including losses resulting from actions taken by third parties.

If you use any third-party services or devices in connection with your account (such as Internet service or wireless devices), all service agreements and payments for these are your responsibility. Rates and terms are set by the service providers and are not Fidelity’s responsibility.

Note that beyond taking reasonable steps to verify the authenticity of instructions, we have no obligation to inquire into the purpose, wisdom, or propriety of any instruction we receive.

Terms Concerning This Agreement

Applicability

This agreement is the only agreement between you and us concerning its subject matter, and covers all accounts that you, at whatever time, open, reopen, or have opened with us. In addition, if you have already entered into any agreements concerning services or features that relate to this account (such as the usage agreement for Fidelity.com), or if you do so in the future, this agreement incorporates by reference the terms, conditions, and policies of those agreements. In the case of any conflict between this agreement and an agreement for a particular service or feature, the service or feature agreement will prevail.

CUSTOMER AGREEMENT        7

Governing Laws and Policies

This agreement and its enforcement are governed by the laws of the Commonwealth of Massachusetts, except with respect to its conflicts-of-law provisions.

All transactions through Fidelity are subject to the rules and customs of the marketplace where they are executed, as well as applicable state and federal laws. In addition, the services below are subject to the following laws and policies:

•	Securities trades: any Fidelity trading policies and limitations that are in effect at the time

•	Online services: the license or usage terms posted online

•	Checkwriting: the applicable provisions of the Uniform Commercial Code and the rules of the bank providing the service

Modification and Enforcement

We may amend or terminate this agreement at any time. This may include changing, dropping, or adding fees and policies, changing features and services or the entities that provide them (such as the bank that provides checkwriting), and limiting the usage or availability of any feature or service, within the limits of applicable laws and regulations. Although it is our policy to send notice to account owners of any material changes, we are not obligated to do so in most cases. Outside of changes originating in these ways, no provision of this agreement can be amended or waived except in writing by an authorized representative of Fidelity.

Fidelity may transfer its interests in this account or agreement to any of its successors and assigns, whether by merger, consolidation, or other-wise. You may not transfer your interests in your account or agreement (including de facto transferral by giving a non-owner access to the account using a PIN) except with the prior written approval of Fidelity, or through inheritance, corporate dissolution, or similar circumstance, as allowed by law, in which case any rights and obligations in existence at the time will accrue to, and be binding on, your heirs, executors, administrators, successors, or assigns.

We may enforce this agreement against any and all account owners. In addition, any securities exchanges or associations that provide information to you through your account may enforce the terms of this agreement directly against you. Although we may not always enforce certain provisions of this agreement, we retain our full right to do so at any time.

If any provision of this agreement is found to be in conflict with applicable laws, rules, or regulations, either present or future, that provision will be enforced to the maximum extent allowable, or made to con-form, as the case may be. However, the remainder of this agreement will remain fully in effect.

Important Information about Margin and its Risks

When you buy securities in your account, you may pay for them in full or you may borrow part of the purchase price from us, using a margin account.

When you borrow on margin, the securities in your account become our collateral for the loan to you. A decline in the value of these securities is therefore a decline in the value of the collateral. We can respond in a variety of ways, as described below.

Before you make use of margin in any way, it’s essential to fully understand the risks involved. These risks include:

•	You can lose more money than you deposited in your margin account. If securities you bought on margin go down in price, you may face a “margin call,” meaning you have to deposit more money or marginable securities.

•	Fidelity can set stricter margin requirements than the industry minimum, and can increase these “house” requirements without advance notice. An increase may take effect immediately and may trigger a maintenance margin call.

•	If you cannot meet a margin call, Fidelity can force the sale of assets in your account(s). If the equity in your account falls below either industry minimums or Fidelity’s house requirements, Fidelity can cover the deficiency by selling securities or other assets in any account of yours at Fidelity (including accounts at other Fidelity affiliates). If these assets are insufficient, you will be responsible for making up any shortfall, and potentially for paying Fidelity’s costs for collecting the shortfall as well.

•	Fidelity can sell assets in your account without contacting you. While Fidelity generally attempts to notify customers of margin calls, it is not required to do so. Even if you are notified, Fidelity can still sell assets before the time indicated in the notice, if it believes such action is warranted.

•	You are not entitled to choose which securities are sold to meet a margin call. Because your accounts form Fidelity’s collateral for its loan to you, the choice of what to sell is Fidelity’s.

•	You are not entitled to a time extension on a margin call. While Fidelity may grant you an extension, it is not required to do so.

•	Short selling is a margin account transaction and entails the same risks as described above. Fidelity can use your account to buy securities to cover a short position without contacting you. If you don’t have sufficient assets, you are responsible for the shortfall and collection costs.

•	Fidelity can loan out (to itself or others) the securities that collateralize your margin borrowing. If it does, you may not be entitled to receive, with respect to securities that are lent, certain benefits that normally accrue to a securities owner, such as the ability to exercise voting rights, or to receive interest, dividends, or other distributions. Although you may receive substitute payments in lieu of distributions, these payments may not receive the same tax treatment as actual interest, dividends, or other distributions, and you may therefore incur additional tax liability for substitute payments. Fidelity may allocate substitute payments by lottery or in any other manner permitted by law, rule, or regulation. Please note that any substitute payments Fidelity makes are voluntary, and may be discontinued at any time.

•	Checkwriting, cards, and bill payment service may increase your risk of a margin call. Any debits that are posted to your account when no income or core account assets are available will drive up your margin balance.

Be sure to read the margin account policies in “Borrowing on Margin” on the following page. If you have any questions or concerns about your margin account or margin generally, please contact Fidelity.

8        CUSTOMER AGREEMENT

Borrowing on Margin

While margin can be a beneficial tool for investors, it involves significant risks (see the box “Important Information about Margin and its Risks”) and may not be appropriate for many people. Margin is not available on retirement accounts.

If your account is approved for margin, you agree that all marginable assets will be held in a margin account, unless you tell us to the contrary (precious metals are not marginable). Money in your core account, and any cash dividends paid on marginable securities, are automatically applied to your margin debt every month.

When you borrow on margin, you agree to maintain the level of margin collateral we require (which we may change at any time).

Should we believe it necessary to protect our interests, we may take any or all of the following steps:

•	sell assets, or contracts relating to these, that are in your account

•	buy assets, or contracts relating to these, of which your account or accounts may be short, in order to close out in whole or in part any commitment on your behalf

•	place stop orders with respect to these securities

How and when we can take these steps:

•	at any time, during regular market hours or otherwise

•	for any cause, such as high market volatility, an account owner’s death or petition for bankruptcy, an attachment, or a stock exchange order

•	through any market we choose, such as any stock exchange, public auction, or private sale, including buying assets on our own behalf

•	with or without advertising

Although we may consider any requests or offers you make in connection with our taking these steps, we have no obligation to accommodate them.

Note that property in a margin account may be pledged or repledged, hypothecated (loaned) or rehypothecated, either separately or in common with any other property, for as much as your obligation to us or more, without our having to retain a like amount of similar property in our control for delivery. Also, we may at any time, and without notice to you, transfer any property between any of your accounts, whether individual or joint, or from any of your accounts to any account you guarantee.

Additional terms concerning margin appear elsewhere in this agreement under “Your Commitments,” “Optional Services,” “Account Usage,” and “Service Providers,” and under “Fees” in the Additional Information section.

Disclosures

Credit-Related Information

For the name and address of any credit reporting agency from whom we or a card issuer has obtained information about you, send a written request to us or the card issuer, as applicable.

If you apply for a debit or credit card, we may share information about you and other card applicants with card issuers, which are not affiliated with Fidelity. If you don’t want a card issuer to share information about you with other entities in turn, it is your responsibility to inform the card issuer of this.

Service Providers

Brokerage account and margin credit services are provided by NFS, an affiliate of FBS. Bonds may be traded through NFS (which may choose to act as principal or agent) or through external dealers. Services available through this account are the property of Fidelity or the third parties from which Fidelity has obtained rights. Market data provided by national securities exchanges or associations remain the property of those entities.

Routing of Orders

FBS routes most customer orders to its affiliated broker/dealer, NFS, which in turn sends orders to various exchanges or market centers for execution. In deciding where to send an order, NFS looks at a number of factors, such as size of order, trading characteristics of the security, favorable execution prices (including the opportunity for price improvement), access to reliable market data, availability of efficient automated transaction processing, and execution cost. Some market centers may execute orders at prices superior to the publicly quoted market. Although you can instruct us to send an order to a particular marketplace, our order-routing policies are designed to result in transaction processing that is favorable for you.

Certain Fees We Receive

Fidelity and its affiliates receive fees for providing certain products and services. Below is a partial list of affiliates and the services they are paid for:

•	Fidelity Management & Research Company — fee for serving as an investment adviser to the Fidelity funds.

•	FBS and NFS — payments or other consideration (such as financial credits or reciprocal business) for directing equity trades to particular broker/dealers or market centers for execution. FBS or NFS also may receive compensation from non-Fidelity No-Transaction Fee (NTF) funds or their affiliates. These include an annual shareholder servicing fee of up to 0.35% of your account’s average daily net assets in NTF funds, and compensation in connection with administration and recordkeeping services for NTF, Transaction Fee, and Load Funds.

Warranty Disclaimer

Neither we nor any third party makes any representations or warranties express or implied, including, without limitation, any implied warranties of merchantability or fitness for a particular purpose in respect of any services provided in connection with this account, or any information programs or products obtained from, through, or in connection with these services. In no event will we or any third party be liable for direct, indirect, incidental or consequential damages resulting from any defect in or use of these services.

CUSTOMER AGREEMENT        9

Money Market Fund Investments

An investment in a money market fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other U.S. government agency. Although a money market fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in a money market fund.

Wisconsin Marital Property Act

Married Wisconsin residents should be aware that no provision of any marital property agreement, unilateral agreement, or court decree under Wisconsin’s Marital Property Act will adversely affect a creditor’s interest unless, prior to the time credit is granted, the creditor is furnished a copy of, or given complete information about, that agreement or decree.

Resolving Disputes — Arbitration

This agreement contains a pre-dispute arbitration clause. Under this clause, which you agree to when you sign your account application, you and Fidelity agree as follows:

A.	All parties to this agreement are giving up the right to sue each other in court, including the right to a trial by jury, except as provided by the rules of the arbitration forum in which a claim is filed.

B.	Arbitration awards are generally final and binding; a party’s ability to have a court reverse or modify an arbitration award is very limited.

C.	The ability of the parties to obtain documents, witness statements, and other discovery is generally more limited in arbitration than in court proceedings.

D.	The arbitrators do not have to explain the reason(s) for their award.

E.	The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.

F.	The rules of some arbitration forums may impose time limits for bringing a claim in arbitration. In some cases, a claim that is ineligible for arbitration may be brought in court.

G.	The rules of the arbitration forum in which the claim is filed, and any amendments thereto, shall be incorporated into this agreement.

All controversies that may arise between you and Fidelity (including, but not limited to, controversies concerning any account, order, or transaction, or the continuation, performance, interpretation, or breach of this or any other agreement between you and us, whether entered into or arising before, on, or after the date this account is opened) shall be determined by arbitration in accordance with the rules then prevailing of the New York Stock Exchange, Inc., or the NASD, Inc., as you may designate. If you do not notify us in writing of your designation within five (5) days after you receive from us a written demand for arbitration, then you authorize us to make such designation on your behalf. You understand that judgment upon any arbitration award may be entered in any court of competent jurisdiction.

No person shall bring a putative or certified class action to arbitration, nor seek to enforce any predispute arbitration agreement against any person who has initiated in court a putative class action; or who is a member of a putative class action who has not opted out of the class with respect to any claims encompassed by the putative class action until: (i) the class certification is denied; or (ii) the class is decertified; or (iii) the customer is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this agreement except to the extent stated herein.

10        CUSTOMER AGREEMENT

ADDITIONAL INFORMATION

Fees

The Fidelity Account is highly flexible, and our cost structure is flexible as well. Our use of “a la carte” pricing for many features helps to ensure that you only pay for the features you use.

Note that Fidelity has customer categories as well as commission pricing categories, and that the two are not necessarily linked. Your customer category is based on your overall relationship with Fidelity (not just in the area of brokerage services) and is reflected in the level of service you receive from us. Your commission pricing category is based on your asset level and how actively you trade.

About our Commissions and Fees

For stock and option trades, the rows correspond to the commission pricing categories — Bronze, Silver, or Gold — and the columns cor-respond to the method you use to place your order.

No matter which pricing category you are in, the most economical way to place trades is online, meaning either through Fidelity.com, Fidelity Active Trader Pro®, or Fidelity Anywhere.SM The next most economical way is Fidelity Automated Service Telephone (FAST®). This automated service is available around the clock and can be accessed from a touch-tone phone.

Fee rates other than those for stock and option trades generally are the same for all customers. In the tables for these other fees, the rows correspond to the type of security or fee.

The fees described in this document apply to the Fidelity Account,® Non-Prototype Retirement Accounts, Fidelity Health Savings Accounts (HSAs), and Fidelity Retirement Accounts (including Traditional, Roth, Rollover, SEP-IRA, and SIMPLE IRAs, Fidelity Keogh accounts, and inherited IRAs and Keoghs). Note that different fee schedules generally apply for Stock Plan Services.

Brokerage Commissions — Which Fee Schedule Applies to You?

For trading stocks and options, we offer three different levels of pricing, with ascending levels of discounts:

•	Bronze Available to all account owners.

•	Silver Available to households that meet any of these minimums at Fidelity:

•	$50,000 or more in assets

•	$25,000 in assets + 36 trades a year

•	72 trades a year

•	Gold Available to households that meet either of these minimums at Fidelity:

•	$ 1 million or more in assets

•	$ 25,000 in assets + 120 trades a year

Our systems are designed to automatically place you in the most advantageous pricing level. In this process, the systems generally count all eligible accounts, assets and trading activity for your household, meaning all of the accounts included in the periodic statements we provide you. For more information on these policies, including how to make sure you are getting the best pricing you qualify for, see page 12.

STOCKS

Bronze

Online $19.95 per trade + 1 1/2¢ a share above 1,000 shares

FAST® $45.00 per trade + 4 1/2¢ a share above 500 shares

Rep-Assisted $55.00 per trade + 14¢ a share above 100 shares

Silver

Online $10.95 per trade + 1 1/2¢ a share above 1,000 shares

FAST® $25.00 per trade + 2 1/2¢ a share above 1,000 shares

Rep-Assisted $45.00 per trade + 4 1/2¢ a share above 500 shares

Gold

Online $8.00 per trade; for extended hours trading, directed trading, or shares priced under $1: +  1/2¢ a share above 1,000 shares

FAST® $20.00 per trade + 2¢ a share above 1,000 shares

Rep-Assisted $35.00 per trade + 3 1/2¢ a share above 1,000 shares

These commissions and fees apply to U.S. stocks (including short sales), exchange-traded funds (ETFs), and U.S.-traded foreign securities (ADRs, or American Depositary Receipts, and ORDs, or Ordinaries). Maximum charge: 5% of principal. For foreign stocks not traded in the U.S., add $50 per trade.

OPTIONS

Bronze

Online $19.95 per order + 75¢ per contract

FAST® $45.00 per order + $2.25 per contract

Rep-Assisted $55.00 per order + $2.25 per contract

Silver

Online $10.95 per order + 75¢ per contract

FAST® $25.00 per order + $1.75 per contract

Rep-Assisted $45.00 per order + $1.75 per contract

Gold

All Methods $8.00 per order + 75¢ per contract

Buy-to-close trades: regular online stock rates apply when the contract price is 65 or less; or regular options rates (as above) apply when the contract price exceeds 65. Exercises and assignments: regular online stock rates apply. Selling shares obtained through exercising an option: no charge. Maximum charge: 5% of principal.

BONDS

AUCTION PURCHASES

U.S. Treasury

Online No charge

Rep-Assisted $19.95 per trade

SECONDARY MARKET TRANSACTIONS

Minimum charge per order: $19.95. Maximum charge per order: $50 for maturi-ties of one year or less, $500 for maturities greater than one year.

U.S. Treasury	Investment-Grade Corporate
Online 50¢ per bond Rep-Assisted $1.00 per bond	Online $2.00 per bond Rep-Assisted $4.00 per bond

Government Agency (GSE)	Other
Online $1.00 per bond Rep-Assisted $2.00 per bond	Rep-Assisted $5.00 per bond

Municipal
Online $1.50 per bond Rep-Assisted $3.00 per bond

Bond orders cannot be placed through FAST®. Orders for high-yield, mortgage-backed, and other debt securities must be placed through a representative.

ADDITIONAL INFORMATION        11

MUTUAL FUNDS

Fidelity Funds

All Methods No transaction fees

No-Transaction-Fee Funds

Online $75.00 per short-term redemption

FAST® 0.5625% of principal per short-term redemption; minimum $75.00, maximum $187.50

Rep-Assisted 0.75% of principal per short-term redemption; minimum $100.00, maximum $250.00

Transaction-Fee Funds

Online $75.00 per investment

FAST® 0.5625% of principal per investment; minimum $75.00, maximum $187.50

Rep-Assisted 0.75% of principal per investment; minimum $100.00, maximum $250.00

Load Funds

All Methods No transaction fees; sales charges may apply

Through FundsNetwork,® your account provides access to over 4,500 mutual funds. Note that this section describes only those fees associated with your account. For any fees charged by the fund itself, including any sales charges (for load funds), redemption fees, or exchange fees, see the fund’s prospectus.

There are no sales charges except on load funds. Short-term redemption fees apply only to shares of no-transaction-fee funds held 180 days or less. These fees are designed to discourage trading that can be detrimental to other shareholders and are payable to the fund. If there are 15 short-term redemptions in your account in any 12-month period, during the following 12 months we will charge you a transaction fee on every purchase or exchange (including automatic investments) into any non-Fidelity fund. The short-term redemption fees and the fees triggered by 15 short-term redemptions do not apply to money market funds, shares sold through Personal Withdrawal Service, or shares that were bought with reinvested dividends. You can buy shares in a transaction-fee fund from its principal underwriter or distributor without a Fidelity transaction fee. Read a fund’s prospectus carefully before you invest.

OTHER INVESTMENTS

Commercial Paper $50 per transaction

Certificates of Deposit (CDs) No purchase fee when purchasing directly from the issuer (but note that early redemption fees may apply); when purchasing on the secondary market, fees are same as for Government Agency bonds

Unit Investment Trusts (UITs) $35 minimum per redemption; no fee to purchase

Precious Metals

Buy Gross Amount	% Charged on Gross Amount
$0–$9, 900	2.90%
$10, 000– $49, 900	2.50%
$50, 000–$99,000	1.98%
$100, 000+	0.99%

Sell Gross Amount	% Charged on Gross Amount
$0– $49, 900	2.00%
$50, 000–$249, 900	1.00%
$250, 000+	0.75%

+	delivery charges and applicable taxes
if	you take delivery

For more information on these investments and the cost of a specific transaction, contact Fidelity. Minimum fee per precious metals transaction: $44. Minimum precious metals purchase: $2,500 ($1,000 for IRAs). Precious metals may not be purchased in a Fidelity Keogh, and are restricted to certain types of investments in a Fidelity IRA.

OTHER FEES

All Accounts

Mutual Fund Low Balance Fee $12 per year for each noncore Fidelity fund under $2,000; other policies described below

Send a Wire $15 per transaction; waived for Gold-Level customers and above

Voluntary Reorganizations $38 per transaction; waived for Gold-Level customers; applies to voluntary transactions such as exercising rights or warrants, participating in tender offers, or converting bonds or preferred stock

Non-Retirement Accounts

Checkwriting $15 per returned check or stop-payment; nominal fees may apply for services such as check reorders and copies of checks

Debit Card No card fee for Fidelity VISA® Gold Check Card + $1.00 per ATM transaction above five transactions per month; households with $500,000 in assets or 120 trades per year pay no Fidelity ATM fee and Fidelity reimburses all ATM fees charged by other institutions

Deferred Debit Card No card fee for Fidelity American Express Gold Card (Fidelity pays the $75 annual fee); $320 per year for Fidelity American Express Platinum Card (reflects discount of $75 paid by Fidelity); +$175 per year for each additional Platinum Card; + any late fees you incur (see your card member agreement); no Fidelity ATM fee and Fidelity reimburses all ATM fees charged by other institutions

Credit Card No annual fee for Fidelity Investment Rewards Visa Signature® Card + any interest charges and fees you incur (see your card member agreement)

Fidelity BillPay® Service $6.95 per month; waived with $100,000 in assets or 36 trades per year

Late Settlement $15 per transaction; charged when a securities purchase settles one or more days late due to insufficient funds being available in your account

Transfer Limited Partnership Positions $75 per partnership; applies only when moving a holding in an unregistered partnership to your account

Transfer and Ship Certificates $15 per certificate; waived for Gold-Level customers; applies only to customers who have certificate shares reregistered and shipped

Retirement Accounts and HSAs

Annual Fees $25 per year for SIMPLE IRAs, $60 per year for Fidelity HSAs; deducted from account (usually in November) unless employer has already paid it separately

Close Account $50 per account for Fidelity IRAs (excluding SIMPLE IRAs), Keogh Accounts, and HSAs

12        ADDITIONAL INFORMATION

Fee and Trading Policies

Commissions will be charged per order. For commission purposes, orders executed over multiple days will be treated as separate orders. Unless noted otherwise, all fees and commissions are debited from your core account.

Commission and Fee Waiver Eligibility

To determine your eligibility for reduced commissions or fee waivers, we group the assets and trading activity of all of the eligible accounts shown on your periodic account statement.

Eligible accounts generally include those maintained with Fidelity Service Company, Inc. or FBS (such as 401(k), 403(b) or 457 plan assets) or held in Fidelity Investments Insurance Company accounts, Fidelity Portfolio Advisory Service® or Fidelity Private Portfolio Service® accounts. Assets maintained by Fidelity Personal Trust Company FSB are generally not included. We may include other assets at our discretion.

We will review your account periodically to confirm that your household is receiving the best commission schedule it qualifies for, and may change your commission schedule at any time based on these reviews. We update commission schedules across household accounts promptly after a daily review of trading activity, and monthly after a review of household assets. All trading activity is measured on a rolling 12-month basis.

If you believe there are eligible accounts within your household that are not being counted in our commission and waiver eligibility process — for example, accounts held by immediate family members who reside with you — you may authorize Fidelity to consolidate these accounts into an aggregated relationship household and review them for eligibility. Any resulting commission reductions or fee waivers would extend both to you and to all immediate family members residing with you. Most customers receive only a single customer reporting statement from Fidelity and do not need to take any action. However, for more information, go to Fidelity.com/goto/commissions or call us at 1-800-544-6666.

Mutual Fund Low-Balance Fee

Fund positions are normally valued each year on the second Friday in November. Positions opened after September 30, or after January 1 if using regular investment plans, are not subject to the fee for that calendar year. See your Fidelity fund’s prospectus for additional information. This fee does not apply to Portfolio Advisory Services,SM SIMPLE IRA, CIT, or BrokerageLink accounts.

ATM Fees

For ATM transactions, assets are calculated each business day and free ATM use is extended to the account the following day. Accounts which do not maintain the stated balances may be charged the fee without notice. ATM withdrawals may be subject to other fees and limits.

Limits on Feature Eligibility

Retirement accounts and Fidelity BrokerageLink® accounts cannot trade foreign securities or sell short, are not eligible for margin loans, and may be subject to other rules and policies. Please see the literature for these accounts for details.

Prospectuses and Fact Sheets

Free prospectuses are available for UITs, Fidelity funds, and Fidelity FundsNetwork® funds. Fact sheets are available for Certificates of Deposit. To obtain any of these documents, and for other information on any fund offered through Fidelity, including charges and expenses, call 1-800-544-6666 or visit Fidelity.com.

Margin Fees

Understanding how margin charges are calculated is essential for any investor considering or using margin. The information below, provided in conformity with federal securities regulations, is designed to help you understand the terms, conditions, and methods associated with our margin interest charges.

For all margin borrowing — regardless of what you use it for — we charge interest at an annual rate that is based on two factors: our base rate, and your average debit balance. We set our base rate with reference to commercially recognized interest rates, industry conditions regarding margin credit, and general credit conditions. The table below shows the premiums and discounts we apply to our base rate depending on the average debit balance:

Interest Charged
Average Debit Balance	Above/Below Base Rate
$0–$9,999.99	+2.00%
$10,000–$24,999.99	+1.50%
$25,000–$ 49,999.99	+1.00%
$50,000–$ 99,999.99	+0.50%
$100,000–$499,999	+0.00%
$500,000	-3.075%

In determining your debit balance and interest rate, we combine (by computer) the margin balances in all of your accounts except short accounts and income accounts. We then compute interest for each account based on the rate resulting from averaging the daily debit balances during the interest period. Interest is charged from the date we extend you credit.

Your rate of interest will change without notice based on changes in the base rate and in your average debit balance. When your interest rate is increased for any other reason, we will give you at least 30 days’ written notice. If the base rate is stated as a range, we may apply the high end of the range.

For any month where your monthly margin charges are $1 or more, your monthly statement will show both the dollar amount and the rate of your interest charges. If your interest rate changed during the month, separate charges will be shown for each rate. Each interest cycle begins the first business day following the 20th of each month.

Other Charges

You may be assessed separate interest charges, at the base rate plus 2 percentage points, in connection with any of the following:

•	payments of the proceeds of a security sale in advance of the regular settlement date (such prepayments must be approved in advance)

•	when the market price of a “when-issued” security falls below your contract price by more than the amount of your cash deposit

•	when payments for securities purchased are received after the settlement date

How Interest Is Computed

Interest on debit balances is computed by multiplying the average daily debit balance of the account by the applicable interest rate in effect and dividing by 360, times the number of days a daily debit balance was maintained during the interest period.

Marking to Market

The credit balance in the short account will be decreased or increased in accordance with the corresponding market values of all short positions. Corresponding debits or credits will be posted to the margin account. These entries in the margin account will, of course, affect the balance on which interest is computed. Credits in your short account, other than marking to market, will not be used to offset your margin account balance for interest computation.

423419	FA-FEES-0406 1.828131.100

ADDITIONAL INFORMATION        13

Privacy Policy

Our Commitment to Privacy

Fidelity Investments and the Fidelity Funds have always been committed to maintaining the confidentiality, integrity and security of personal information about our current and prospective customers. We are proud of our privacy practices and want you to know how we protect this information and use it to service your account.

We hope you will take a moment to review the full privacy policy of the Fidelity Investments family of companies. Please note that certain details of this policy may depend on whether you deal with us through an investment professional, your employer, or directly as an individual investor. If you are a shareholder in one or more Fidelity Funds, please also review the related privacy policy of the Funds.

The privacy policies of Fidelity Investments and the Fidelity Funds are reviewed annually. Our printed and online notices are then updated to reflect any material changes.

You do not have to contact us to benefit from Fidelity’s privacy protections; they apply automatically to all of our customers.

Fidelity Investments Privacy Policy

How and Why We Obtain Personal Information

Fidelity takes great care to protect your personal information and when we use it, we do so with respect for your privacy. We may use personal information about you to develop, offer, and deliver products and services; process transactions in your account; respond to inquiries from you or your representative; or to fulfill legal and regulatory requirements. Fidelity may collect public and nonpublic personal information about you from any of the following sources:

•	You or your representative on applications or forms (for example, name, address, Social Security number, birth date, assets and income)

•	Transactional activity in your account (for example, trading history and balances)

•	Other interactions with Fidelity (for example, discussions with our customer service staff or information you enter into our Web sites)

•	Information services and consumer reporting agencies (for example, to verify your identity, to assess your creditworthiness or to better understand your product and service needs)

•	You or your representative regarding your preferences (for example, paper statements vs. electronic statements, or the screen layout you specify if you use our Internet sites)

•	Other sources with your consent or with the consent of your representative (for example, from other institutions if you transfer positions into Fidelity)

How We Protect Your Information

Fidelity has always considered the protection of sensitive information to be a foundation of customer trust and a sound business practice. We employ extensive physical, electronic and procedural controls and we regularly adapt these controls to respond to changing requirements and advances in technology.

Within Fidelity and among our service providers, we restrict access to personal information to those who require it to provide products and services to you. We may share the personal information that we collect with the following entities:

•	Fidelity corporate affiliates, including internal service providers (for example, our data processing company and printing operation)

•	Unaffiliated service providers (for example, printing and mailing companies, securities clearinghouses, and other entities who may provide services at Fidelity’s direction)

•	Government agencies, other regulatory bodies and law enforcement officials (for example, for tax purposes or for reporting suspicious transactions)

•	Other organizations, with your consent or as directed by your representative (for example, if you use Fidelity as a financial reference in applying for credit with another institution)

•	Other organizations, as permitted by law (for example, for fraud prevention)

•	As described below, in circumstances that apply only to certain subsets of Fidelity customers

Privacy Online

Privacy, security and service in our online operations are just as critical as in the rest of our business. Fidelity employs all of the safeguards described previously, along with the following Internet-specific practices.

We make extensive use of firewall barriers, encryption techniques and authentication procedures to maintain the security of your online session and to protect Fidelity accounts and systems from unauthorized access. We may also place cookies and similar files on your hard drive for security purposes, to facilitate site navigation, and to personalize your experience on our site. Our cookies do not identify you by name as an individual or by account number.

When you visit Fidelity’s Internet sites, we may collect technical and navigational information, such as computer browser type, Internet protocol address, pages visited, and average time spent on our Web sites. This information may be used, for example, to alert you to software compatibility issues, or it may be analyzed to improve our Web design and functionality.

Your Connection to Fidelity

You may interact with us in various ways, and when you do, we may exchange information with parties in addition to those described above. For example, if you conduct business with Fidelity through your employer or investment professional, we may exchange the information we collect with them, or with others at their direction. If we provide services to you on behalf of your employer, we may collect and exchange information such as payroll, banking and insurance data, in addition to the information listed above. Information collected from investment professionals’ customers is not shared with Fidelity affiliates for marketing purposes, except with the consent of the investment professional or the customer.

If you interact with Fidelity directly as an individual investor, we may exchange information about you with our affiliates to offer Fidelity products and services, only as permitted by law. Fidelity does not share personal information about our customers with third parties for use in their marketing.

If you transact business through Fidelity’s life insurance companies, we may validate and obtain information about you from an insurance support organization. The insurance support organization may further share your information with other insurers, as permitted by law.

If you are a former customer, these policies also apply to you; we treat your information with the same care as we do information about current customers.

For your convenience, Fidelity offers several options for accessing and, if necessary, correcting your account information. You can review your information independently using your statements, or through our automated telephone or Internet services. You may also email, write or call us with your request for information. If we serve you through an investment professional, please contact them directly. Specific Internet addresses, mailing addresses and telephone numbers are listed on your statements and other correspondence.

14        ADDITIONAL INFORMATION

The Fidelity Investments Privacy Policy is provided on behalf of:

•	Fidelity Brokerage Services LLC

•	Fidelity Distributors Corporation

•	Fidelity Employer Services Company LLC

•	Fidelity Investments Institutional Operations Company, Inc.

•	Fidelity Investments Institutional Services Company, Inc.

•	Fidelity Management Trust Company

•	Fidelity Personal Trust Company, FSB

•	Fidelity Stock Plan Services LLC

•	Fidelity Investments Life Insurance Company

•	Empire Fidelity Investments Life Insurance Company

•	Fidelity Insurance Agency, Inc.

•	National Financial Services LLC

•	Strategic Advisers, Inc.

•	Other companies owned by Fidelity Investments using the Fidelity name to provide financial services to customers.

Fidelity Funds Privacy Policy

Protecting your personal information is an important priority for the Fidelity Funds. The Funds’ privacy policy is designed to support this objective. The Funds collect nonpublic personal information concerning you in the following ways:

•	Information provided by you or your representative on applications or other forms furnished to the Funds or through other interactions that you or your representative have with the Funds

•	Information arising from your investments in or accounts with the Funds

•	Information the Funds receive from a consumer reporting agency

The Funds employ physical, electronic and procedural controls to safeguard your information. For example, the Funds authorize access to your personal and account information only for personnel who need that information in order to provide products or services to you.

The Funds do not disclose any nonpublic personal information about you, except as permitted by law. For example, the Funds have entered into a number of arrangements with Fidelity Investments to provide for investment management, distribution and servicing of the Funds.

If you decide to close your account, the Funds will continue to adhere to the privacy policies and practices as described in this notice.

Please read the Fidelity Funds Privacy Policy in conjunction with the Privacy Policy for the Fidelity Investments companies of which you are also a customer.

The Fidelity Funds Privacy Policy is provided on behalf of the Fidelity Investments family of mutual funds.

Notices

Business Continuity Plans

Recognizing how important it is to you that we make every effort to keep the unexpected from interfering with our operations, we have developed a series of contingency and disaster recovery plans. These plans provide detailed, pretested procedures for dealing with events such as fires, power outages, evacuations, severe weather, destructive acts, and other circumstances that could disrupt business continuity.

The plans have three goals:

•	to prevent events and impacts that are within our control

•	to ensure the continued operation of all aspects of our business and services in any circumstances, to the extent possible

•	to speed the resumption of any disrupted business activities and the recovery of any lost data as quickly as reasonably possible with minimal interruption, depending on the nature and extent of the business disruption

Based on an enterprise-wide review of financial and operational risks, we have put in place contingency and disaster recovery plans that include these major elements:

•	backup and recovery technologies for all mission-critical systems

•	alternate customer communications systems, including rerouting of critical hotline numbers

•	alternate physical site locations and temporary housing for essential personnel

•	access contingencies for technology and telecom systems

•	employee preparedness training

•	procedures for notifying customers in the event of a service disruption, including information on length of the disruption and instructions for contacting Fidelity, and support information

Most types of service disruptions should not affect your access to your account or your ability to withdraw available funds. However, your ability to trade securities may be affected by events beyond our control.

Our contingency and disaster recovery plans are reviewed and updated at least once a year to ensure that they allow for changes in technology, business operations, regulations, and physical facilities. This notice will be updated any time there are material changes. For a current copy of this notice, go to Fidelity.com or contact a Fidelity Representative.

Nondiscrimination Notice

The Federal Equal Credit Opportunity Act prohibits creditors from discriminating against credit applicants on the basis of race, color, religion, national origin, sex, marital status, age (provided the applicant has the capacity to enter into a binding contract); because all or part of the applicant’s income derives from a public assistance program, or because the applicant has, in good faith, exercised any right under the Consumer Credit Protection Act. The federal agency that administers compliance with this law concerning this creditor is: Securities and Exchange Commission, 450 Fifth Street NW, Washington, DC 20549.

USA Patriot Act Notice

To help the government fight the funding of terrorism and money-laundering activities, federal law requires Fidelity to verify your identity by obtaining your name, date of birth, address, and a government-issued identification number before opening your account. In certain circumstances, Fidelity may obtain and verify this information with respect to any person(s) authorized to effect transactions in an account. For certain entities, such as trusts, estates, corporations, partnerships, or other organizations, identifying documentation is also required. Your account may be restricted and/or closed if Fidelity cannot verify this information. Fidelity will not be responsible for any losses or dam-ages (including but not limited to lost opportunities) resulting from any failure to provide this information, or from any restriction placed upon, or closing of, your account.

423420	The Fidelity Funds Privacy Policy is provided on behalf of the Fidelity Investments family of mutual funds. Effective March 2006 © 2006 FMR Corp. All Rights Reserved.	FA-PRIV-0406 1.828133.100

ADDITIONAL INFORMATION        15

©2006 Fidelity Brokerage Services LLC and National Financial Services LLC, Members NYSE, SIPC

BROK-COV-SAD-0406

3.830052.100